UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS (Exact name of registrant as specified in its charter) BRAZILIAN PETROLEUM CORPORATION – PETROBRAS (Translation of registrant’s name into English)

Avenida República do Chile, 65 20035-900 – Rio de Janeiro – RJ, Brazil (55-21) 3224-4477 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. – Petrobras (No. 333-163665).
We are attaching the following documents as exhibits to this report on Form 6-K in connection with our global offering of shares, including shares in the form of ADSs:
Request for Reservation of Common Shares Offered by Petrobras (Exhibit A);
Request for Reservation of Preferred Shares Offered by Petrobras (Exhibit B);
Request for Reservation of Common Shares from the Priority Common Shares Balance (Exhibit C); and
Request for Reservation of Preferred Shares from the Priority Preferred Shares Balance (Exhibit D).
We have filed with the Securities and Exchange Commission under Rule 424(b)(2) a preliminary prospectus supplement, dated as of September 3, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. — PETROBRAS
Date: September 3, 2010	By:	/s/ Almir Guilherme Barbassa
Executive Officer

EXHIBIT A

REQUEST FOR RESERVATION OF COMMON SHARES OFFERED BY

Petróleo Brasileiro S.A. — PETROBRAS
Brazilian Corporation
CNPJ/MF n° 33.000.167/0001-01
NIRE 33.300032061
Avenida República do Chile, n° 65, Centro
Rio de Janeiro — RJ
NOT APPLICABLE TO MUTUAL PRIVATIZATION FUNDS — UNEMPLOYMENT GUARANTEE FUND (FGTS)

N°

Reservation request for the Priority Subscription (as defined below) for current holders of common shares (“Reservation Request for Common Shareholders”) issued by the Petróleo Brasileiro S.A. — PETROBRAS (the “Company”) in connection with the primary public offering of 2,174,073,900 common shares (“Common Shares”) and of 1,585,867,998 preferred shares (“Preferred Shares” and, together with the Common Shares, “Shares”) issued by the Company, in nominal and book-entry form, with no par value, free and clear from any liens and encumbrances, including Shares in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts (“ADR”), free and clear from any liens and encumbrances, in the scope of a global offering in Brazil and a concurrent offering outside Brazil (the “Global Offering”), by means of a capital increase that, under the terms of the notice to the market published on September 3, 2010 in the newspapers responsible for the Company’s publications and of this Reservation Request for Common Shareholders, will respect the proportion between common and preferred shares currently issued by the Company (except in connection with the issuance of Additional Shares, Over-Allotment Shares, Additional ADSs and/or Over-Allotment ADSs), in accordance with the priority right of the Company’s current shareholders to participate in the Company’s capital increase, under the terms of article 4, Section 5 of the Company’s bylaws and Article 172, I, of Law No. 6,404, dated December 15, 1976, as amended (the “Brazilian Corporate Law”). The Shares will be offered (a) in Brazil (the “Brazilian Offering”), in the over-the-counter-market, under the terms of CVM Regulation No. 400, dated December 29, 2003 (“CVM Regulation 400”), after registration of the Brazilian Offering with the Comissão de Valores Mobiliários — CVM (“CVM”) (the “Brazilian Offering Shares”), by Banco Merrill Lynch de Investimentos S.A. (“BofA Merrill Lynch”), Banco Bradesco BBI S.A. (“Bradesco BBI” or “Leading Coordinator”), Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Citi”), Banco Itaú BBA S.A. (“Itaú BBA”), Banco Morgan Stanley S.A. (“Morgan Stanley”), Banco Santander (Brasil) S.A. (“Santander” and, together with BofA Merrill Lynch, the Leading Underwriter, Citi, Itaú BBA and Morgan Stanley, “Global Coordinators”), BB — Banco de Investimento S.A. (“BB Investimentos” or “Retail Offering Coordinator”), Banco BTG Pactual S.A. (“BTG Pactual”), Banco Crédit Agricole Brasil S.A. (“Crédit Agricole CIB”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), HSBC Bank Brasil S.A. — Banco Múltiplo (“HSBC”), Banco J.P. Morgan S.A. (“J.P. Morgan”), Banco Société Générale Brasil S/A (“Société Générale” and, together with BTG Pactual, Crédit Agricole CIB, Credit Suisse, Goldman Sachs, HSBC, J.P. Morgan, and the Retail Offering Coordinator, the “Joint Bookrunners”), and by certain financial institutions part of the securities distribution system and intermediary financial institutions authorized to operate by the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) that will participate exclusively in the placement of the Shares in the Brazilian Offering (“Co-Managers” and “Consortium Members”, respectively, and together with the Global Coordinators and the Retail Offering Coordinator, the “Institutions Participating in the Brazilian Offering”); and will be placed outside Brazil by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Bradesco Securities Inc., acting as placement agent for Bradesco BBI (“Bradesco Securities”), Citigroup Global Markets Inc. (“CGMI”), Itaú USA Securities, Inc. (“Itaú Securities”), Morgan Stanley & Co. Incorporated (“Morgan Stanley Inc.”) and Santander Investment Securities Inc. (“Santander Securities”, and, together with Bradesco Securities, Merrill Lynch, CGMI, Itaú Securities, and Morgan Stanley Inc., the “International Underwriters”); by BB Securities Limited and Banco do Brasil Securities LLC, acting as placement agents for BB Investimentos (together, “BB Securities”), BTG Pactual US Capital Corp. (“BTG”), Credit Agricole Securities (USA) Inc (“CAS-USA”), Credit Suisse Securities (USA) LLC (“Credit Suisse Securities”), Goldman, Sachs & Co. (“GS”), HSBC Securities (USA) Inc. (“HSBC Securities”), ICBC International Holdings Limited (“ICBC”), J.P. Morgan Securities LLC (“JPMS”), and SG Americas Securities, LLC. (“SGAS”, and, together with BB Securities, BTG, CAS-USA, Credit Suisse Securities, GS, HSBC Securities, ICBC and JPMS, the “International Placement Agents”) under the terms of the legislation in force in the country of domicile of each investor not resident in Brazil (“Foreign Investors”) that invests in Brazil under the investment mechanisms provided by Law No. 4,131, dated September 3, 1962, as amended (“Law 4,131”), or under the terms of the

Conselho Monetário Nacional (“CMN”) Resolution No. 2,689, dated January 26, 2000, as amended (“Resolution 2,689”) and of the CVM Regulation No. 325, dated January 27, 2000, as amended (“CVM Regulation 325”); and simultaneously (b) outside Brazil (the “International Offering”), in the form of ADS represented by ADR (the “International Offering Shares”, together with the Brazilian Offering Shares, the “Global Offering Shares”), by the International Underwriters and the International Placement Agents and with the participation of certain contracted institutions, in a registered offering under the terms of the Securities Act, in accordance with the laws in force in the country of domicile of each investor. Each ADS will represent two Preferred Shares or two Common Shares, as the case may be.
In the scope of the Global Offering, 1,739,259,091Common Shares, corresponding to up to 80% of the Common Shares being offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Common Shares”), and 1,268,694,377 Preferred Shares, corresponding to up to 80% of the Preferred Shares being offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Preferred Shares”, and, together with Common Shares in the Priority Subscription, “Priority Shares”), will be distributed on a priority basis to the Shareholders that present this Reservation Request for Common Shareholders (“Priority Subscription”).
Under the terms of CVM Regulation 400, Article 21, in order to assure that the Shareholders that hold Company’s shares on the First Record Date (as defined below) (“Shareholders”) participate in the Global Offering, the custody position of the Shareholders at the BM&FBOVESPA or at the depositary institution of the shares issued by the Company will be considered (a) as of the end of the day on September 10, 2010 (“First Record Date”); and (b) as of the end of the day on September 17, 2010 (“Second Record Date”). The Priority Subscription is directed exclusively to the Shareholders that hold the Company’s shares on the First Record Date. If the participation of the Shareholder in the capital stock of the Company changes between the First Record Date and the Second Record Date, the respective Proportional Subscription Limit (as defined below) will be modified proportionally to the variation of the custody position of such Shareholder between the First Record Date and the Second Record Date.
The subscription for Priority Shares will be guaranteed for each Shareholder that presents a reservation request during the Reservation Period of the Priority Subscription (as defined below), proportional to the participation of such Shareholder, per class of share, in the total number of common and preferred shares comprising the total capital stock of the Company on the Second Record Date, rounding up to the next whole number of Shares (“Proportional Subscription Limit”). The Shareholders that present a reservation request shall set a maximum investment amount, and may set a maximum price per Common Share and/or per Preferred Share as a condition to their participation in the Priority Subscription. Private negotiations with Shareholders regarding their priority allocation rights in the Priority Subscription will not be allowed.
The placement of the Shares in Brazil will be carried out in accordance with the Instrumento Particular de Contrato de Coordenação, Colocação e Garantia Firme de Liquidação de Ações Ordinárias e Ações Preferenciais de Emissão da Companhia, to be entered into among the Company, the Global Coordinators, the Retail Offering Coordinator and the BM&FBOVESPA, as mediating party (“Brazilian Underwriting Agreement”). The placement of the Shares, including Shares in the form of ADSs, outside Brazil will be carried out in accordance with the Underwriting and Agency Agreement, to be entered into between the Company and the International Underwriters (“International Underwriting Agreement”).
The Global Offering will be registered in Brazil with the CVM, under the terms of CVM Regulation 400, and in the United States with the Securities and Exchange Commission (the “SEC”), under the terms of the U.S. Securities Act.
In the scope of the Global Offering, Common Shares and Preferred Shares, including Shares in the form of ADSs, will be distributed on a priority basis to the Shareholders, under the terms of the Priority Subscription described below.
Under the terms of the Intersyndicate Agreement to be entered into among the Global Coordinators, the Retail Offering Coordinator and the Global Underwriters of the International Offering, there may be a reallocation of the Shares between the Brazilian Offering and the International Offering, depending on the verified demand for the Shares in Brazil and outside Brazil during the Global Offering.
The Company may, with the prior consent from the Global Coordinators and the Global Underwriters of the International Offering, increase the number of Shares initially offered (excluding the Over-Allotment Shares and the Over-Allotment ADSs, as defined below), in an amount up to 375,994,189 Common Shares and/or Preferred Shares, including shares in the form of ADSs, corresponding to up to 10% of the Shares initially offered in the Global Offering, to be issued by the Company at the moment the Price per Share (as defined below) is determined, and under the same terms and conditions under which the Shares are initially offered, according to CVM Regulation 400, Article 14, § 2°, (“Additional Shares”, “Additional ADSs” and, as the case may be, “Additional Shares Option”).

In addition to the Additional Shares Option, under the terms of CVM Regulation 400, Article 24, the number of Shares initially offered may be increased in an amount up to 187,997,094 Common Shares and/or Preferred Shares issued by the Company, including shares in the form of ADS, corresponding to up to 5% of the Shares initially offered (“Over-Allotment Shares”, “Over-Allotment ADSs” and, as the case may be, “Over-Allotment Option”) under the same terms and conditions under which the Shares are initially offered. The Over-Allotment Option may be exercised by Morgan Stanley, after notifying the other Global Coordinators, since the decision to exercise Over-Allotment must be made together with the other Global Coordinators (in full or in part), after the registration of the Global Offering with the CVM and with the SEC, as of the date of execution of the Brazilian Underwriting Agreement and the International Underwriting Agreement, for a period of 30 days from and including the date of publication of the notice to the market informing the beginning of the Global Offering (“Initial Notice”), under the same terms and conditions under which the Shares are initially offered. The Over-Allotment Shares and Additional ADS will be exclusively directed at covering any excess demand for the Shares and ADS in the Global Offering. The Over-Allotment Option consists of (a) an option granted by the Company to the Global Coordinators (“Over-Allotment Shares Option”); and (b) an option granted by the Company to the Global Underwriters of the International Offering (“Over-Allotment ADS Option”).
The Brazilian Offering Shares will be distributed in the over-the-counter-market, on a firm commitment basis, severally and not jointly, except for the Shares subscribed by the Brazilian Government, by BNDES Participações S.A. — BNDESPAR and/or other parties related to the Brazilian Government, and by Mutual Privatization Funds (“FMP”) holding funds from account(s) related to the unemployment guarantee fund (“FGTS”) with the Caixa Econômica Federal (“CEF”). The firm commitment made exclusively by the Global Coordinators and by the Retail Offering Coordinator on the settlement date will be granted under the terms of the Brazilian Underwriting Agreement, and it will be binding as of the conclusion of the Bookbuilding Process (as defined below), the Brazilian Underwriting Agreement and of the International Underwriting Agreement, the registration of the Global Offering with the CVM and the SEC, and the publication of the Initial Notice. The Brazilian Offering Shares that are placed outside Brazil by the International Underwriters together with the International Placement Agents to Foreign Investors will be subscribed and paid for in Brazil.
The Global Offering, its terms and conditions were approved by the Board of Directors of the Company on a meeting held on September 1, 2010, which minutes were published in the Jornal do Commercio and the Valor Econômico on September 3, 2010, and in the Diário Oficial da União on September [•], 2010.
The Shareholders approved the criteria and methodology for calculation of the value of certain treasury bonds (Letras Financeiras) issued by the Secretaria do Tesouro Nacional in accordance with Decree No. 3,859, dated July 4, 2001, with maturities on September 7, 2014, March 7, 2015, September 7, 2015 and September 7, 2016 (“LFT” and, each series, “LFT Series”), on the General Shareholders’ Meeting held on August 12, 2010. The LFT may be used exclusively by, and at the exclusive discretion of, the Shareholders in the Priority Subscription, to pay for the Priority Shares. According to the aforementioned General Shareholders’ Meeting and the terms it established, the criteria for determining the unit price of each LFT Series was determined from the average trading price of each LFT Series (“LFT Unit Price”), as published by the ANBIMA — Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”), ascertained on a report (“Valuation Report”) by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“Independent Valuation Agent”). According to the criteria approved on the aforementioned General Shareholders’ Meeting, the LFT Unit Price of each LFT Series will correspond to the market price of each LFT Series on the third business day immediately before the Settlement Date (as defined below), as published by ANBIMA, adjusted pro rata die, as of the third business day immediately before the Settlement Date and until the Settlement Date, by the Special System of Clearance and Custody rate (“SELIC”) published by the Central Bank of Brazil on the third business day immediately before the Settlement Date (“Criteria for LFT Valuation”).
The Shareholders approved the appointment of the Independent Valuation Agent on the General Shareholders’ Meeting held on August 12, 2010, and authorized the Board of Directors to approve the Valuation Report and to officially recognize the value of each LFT Series and the total value of the LFT used by the Shareholders in the subscription and payment of the Shares in the Priority Subscription, that will therefore be incorporated into the Company’s assets.
The Shareholders that choose to pay for the Shares by means of LFT shall make available to the Institution Participating in the Brazilian Offering that receives the respective reservation request for the Priority Subscription the LFT corresponding to the total amount of Priority Shares that such Shareholder will pay for in a custody account with such Institution Participating in the Brazilian Offering. Payment may be made in Brazilian reais in the maximum amount corresponding to the sum of the unit price of the LFT Series used by the Shareholders, as set forth by the Criteria for LFT Valuation that will be included in the Valuation Report delivered by the Independent Valuation Agent between the business day immediately before the Settlement Date and the Settlement Date.

The Shareholders that choose to pay for the Priority Shares by means of LFT and that do not comply with the conditions described above for the use of LFT shall settle the total subscribed Shares exclusively in Brazilian reais.
The Shareholder declares it understands that this Reservation Request for Common Shareholders shall be presented between, and including, September 13, 2010 and September 14, 2010, for Shareholders that are Related Parties (as defined below) (“Reservation Period for Related Parties”), and between, and including, September 13, 2010 and September 16, 2010, for Shareholders that are not Related Parties (“Reservation Period for Non-Related Parties” and, together with the Reservation Period for Related Parties, “Priority Subscription Reservation Period”). This Reservation Request for Common Shareholders is not applicable for FMPs (which must present a specific reservation request), and may only be presented by Shareholders exclusively during the Priority Subscription Reservation Period.
The common and preferred shares issued by the Company are listed at the BM&FBOVESPA, under the tickers “PETR3” and “PETR4”, respectively. The ISIN numbers for the common and preferred shares issued by the Company are “BRPETRACNOR9” and “BRPETRACNPR6”, respectively. The common and preferred shares issued by the Company are listed at the New York Stock Exchange (“NYSE”) in the form of ADSs, under the tickers “PBR” and “PBRA”, respectively. The common and preferred shares issued by the Company are listed with the Bolsa de Valores de Madrid — Espanha, on the international market for Latin American securities — LATIBEX, under the tickers “XPBR” and “XPBRA”, respectively. The common and preferred shares issued by the Company are listed at the Bolsa de Comercio de Buenos Aires under the tickers “APBR” and “APBRA”, respectively. Banco do Brasil S.A. is the institution responsible for the book-entry of the shares issued by the Company. Banco Itaú S.A. is the institution responsible for the custody of the common and preferred shares issued by the Company. JPMorgan Chase Bank, N.A. is the depositary institution for the ADSs.
The Shareholder shall verify with the Institutions Participating in the Brazilian Offering, prior to submitting its Reservation Request for Common Shareholders, any requirements related to opening and maintaining bank accounts or investment accounts in each such institution.
Except as expressly set forth in this Reservation Request for Common Shareholders, the terms in capital letters herein will have the same definition as set forth in the Preliminary Prospectus of the Global Offering (“Preliminary Prospectus”), made available to the Shareholder at the submission of this Reservation Request for Common Shareholders.
The request for registration of the Global Offering was filed with the CVM on September 2, 2010, and it is subject to approval.

SHAREHOLDER
SHARE RESERVATION

24. Amount of the Reservation (R$)

25. [   ] My acceptance is subject to the maximum price per Common Share of R$

Or

26. [   ] My acceptance is not subject to a maximum price per Common Share.

PAYMENT
PAYMENT RESTITUTION

31. Checking Account	Bank	Branch	Account Number

SHAREHOLDER DECLARATION — RELATED PARTY

32. The Shareholder declares that:

[   ] under the terms of CVM Regulation 400, Article 55, it is: (i) a manager or a controlling shareholder of the Company; (ii) a manager or a controlling shareholder of any Institution Participating in the Brazilian Offering, any Global Coordinator of the International Offering or any International Placement Agent; (iii) another related party to the Global Offering; or (iv) a spouse, partner, parent, offspring, sibling or cousin up to the second degree of any of the persons referred to in items (i), (ii) and (iii) (“Related Party”); or
[   ] under the terms of CVM Regulation 400, Article 55, it is not a related party.
MANDATORY SHAREHOLDER DECLARATION

Shareholder Situation
33. The Shareholder hereby declares that (i) it is a shareholder of the Company, according its custody position at BM&FBOVESPA or at the depositary institutions of the Company’s shares as of the end of the day on September 10, 2010 (“First Record Date”), it has the right to participate in the Priority Subscription, and it understands that the appraisal of the proportional limit to be applied in the subscription of the Priority Shares will consider its shareholding position as of the end of the day on September 17, 2010 (“Second Record Date”), (ii) it understands the procedure for presentation of the Reservation Request for Common Shareholders, as described in this reservation request and in the Preliminary Prospectus; and (iii) it understands that the subscription for Priority Shares will be guaranteed in the same proportion as the participation of the respective Shareholder, per class of share, in the total number of common and preferred shares consisting the total capital stock of the Company.
Common Shares remaining in the Priority Subscription and Common Shares remaining from the Common Shares remaining in the Priority Subscription
34. [ ] The Shareholder declares its intention to subscribe for Common Shares remaining in the Priority Subscription (“Common Shares Remaining in the Priority Subscription”), in an amount up to a limit proportional to its subscription for Priority Common Shares (“Participation in the Subscription of Priority Common Shares”).
The Shareholder that checks item 34 above declares its intention to subscribe for the common shares remaining from the Common Shares Remaining in the Priority Subscription (“Common Shares Remaining from the Common Shares Remaining in the Priority Subscription”), considering its respective participation in the subscription for Priority Common Shares.
The Shareholder that intends to subscribe for Preferred Shares remaining after the allocation of the Preferred Shares Remaining in the Priority Subscription and of the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription (“Priority Preferred Shares Balance”), shall complete and present, in addition to this Reservation Request for Common Shareholders, the appropriate Priority Preferred Shares Balance Reservation Request.

CONTRACTUAL CLAUSES
1.	Under the terms of this Reservation Request for Common Shareholders, the Institution Participating in the Brazilian Offering, institution with its headquarters located at [•], city of [•], state of [•], registered with the Brazilian taxpayers’ registration (CNPJ/MF) under number [•], duly authorized by the Global Coordinators, agrees to deliver to the Shareholder, under the terms and conditions of this Reservation Request for Common Shareholders, the Common Shares which value will be appraised under the terms of this Reservation Request for Common Shareholders, up to the amount set forth on item 24 above and, as the case may be, Preferred Shares which value will be appraised under the terms of this Reservation Request for Common Shareholders, up to the maximum price per Share indicated in item 25.

2.	The price per Common Share (“Price per Common Share”) will be determined after (i) the submission of the reservation requests; and (ii) the conclusion of procedures verifying investment demand, to be conducted in Brazil by the Global Coordinators under the terms of CVM Regulation 400, Articles 23, § 1°, and 44, and outside Brazil by the International Underwriters (“Bookbuilding Process”) is complete, considering (a) the trading price of the Common Shares and of the Preferred Shares at the BM&FBOVESPA, (b) the trading price of the ADS in the New York Stock Exchange (“NYSE”); and (c) indications of interest, based on the investment demand (per volume and price), received from Institutional Investors during the Bookbuilding Process.

First Paragraph. The Shareholder that participates in the Priority Subscription exclusively and the Non-Institutional Investor that participates in the Retail Offering will not be considered during the Bookbuilding Process and, thus, will not be considered in the determination of the Price per Share.

3.	In the event the Shareholder chooses to fix a maximum price per Common Share on item 25 of this Reservation Request for Common Shareholders, and the Price per Common Share is fixed in an amount higher than the maximum price indicated by the Shareholder in item 25 above, this Reservation Request for Common Shareholder will be automatically cancelled by the Institution Participating in the Brazilian Offering. In the event that this Reservation Request for Common Shareholders is cancelled, any Priority Preferred Shares Balance Reservation Request (as defined below) filed by the Shareholder will also be canceled.

4.	After the Global Offering is registered with the CVM, the number of Priority Shares to be subscribed for and the respective investment amount will be informed to the Shareholder until 4pm of the first business day following the date of publication of the Initial Notice by the Institution Participating in the Brazilian Offering, by e-mail, telephone, fax or letter, and payment will be limited to the sum of the amounts included in this Reservation Request for Common Shareholder, indicated on item 24 above, considering the Price per Share limitation included in item 25.

5.	On the Settlement Date (as defined below), the Shareholder shall pay the investment amount to the Institution Participating in the Brazilian Offering until 10am, and BM&FBOVESPA, on behalf of the Institution Participating in the Brazilian Offering, will deliver to the Shareholder the number of Shares corresponding to the payment made by the Shareholder, except in cases of withdrawal or cancellation as described in sections 6, 7 and 8 below.

First Paragraph. The Shareholder that chooses to pay for the Shares by means of LFT shall make available, until 11am on the business day immediately before the Settlement Date, to the Institution Participating in the Brazilian Offering that holds the LFT and that receives the respective Reservation Request for Common Shareholders, the LFT corresponding to the total amount of the Priority Shares that such Shareholder will pay for in a custody account with such Institution Participating in the Brazilian Offering. Payment may be made in Brazilian reais in the maximum amount corresponding to the sum of the unit price of the LFT Series, as set forth by the Criteria for LFT Valuation that will be included in the Valuation Report delivered by the Independent Valuation Agent between the business day immediately before the Settlement Date and the Settlement Date. The settlement (i) for any amounts additional to the amounts above described, referring to the amount to be paid for the Shares, discounting the amount of the LFT delivered, and (ii) for the total amount for Shares subscribed for without considering the rules for payment with LFT described herein, will be made in Brazilian reais.

Second Paragraph. If the Shareholder chooses to make a payment by means of a debit account, the Shareholder hereby authorizes the Institution Participating in the Brazilian Offering to debit the amount of the investment in the Shareholder’s account indicated in item 31 above.

Third Paragraph. Except for Sections 6, 7, and 8 below, if the Shareholder does not pay the amount of the investment under the terms of Section 5, this Reservation Request for Common Shareholders will be automatically cancelled.

6.	If (i) there is a material difference in the information included in the Preliminary Prospectus and the Final Prospectus that significantly impacts the risk taken by the Shareholder, or its investment decision, under the terms of CVM Regulation 400, Article 45, §4; (ii) the Global Offering is suspended, under the terms of CVM Regulation 400, Article 20; and/or (iii) the Global Offering is modified, under the terms of CVM Regulation 400, Article 27, the Shareholder may withdraw this Reservation Request for Common Shareholder, without any penalties, and shall inform such withdrawal decision o the Institution Participating in the Brazilian Offering that received this Reservation Request for Common Shareholder (by e-mail, fax or letter delivered to the address of the Institution Participating in the Brazilian Offering, as indicated below). In such cases, the Shareholder may withdraw this Reservation Request for Common Shareholders, under the terms described above, until 4pm of the fifth business day following the date in which the Final Prospectus is made available, or in which the suspension or modification of the Global Offering is communicated in writing.

Sole Paragraph. If the Shareholder does not inform its withdrawal decision under the terms described herein, this Reservation Request for Common Shareholders and any Priority Preferred Share Balance Reservation Request will be considered valid and the Shareholder will be required to make a payment in the total amount of its investment. If the Shareholder has already made a payment under the terms of Section 5 above and decides to withdraw this Reservation Request for Common Shareholders under the terms described herein, the deposited amounts will be restituted, free of interest and monetary correction and deducting related taxes, if applicable, in 3 business days from the withdrawal of this Reservation Request for Common Shareholders.

7.	If (i) the Global Offering is not completed, (ii) the Brazilian Underwriting Agreement is terminated, (iii) the Global Offering or the Reservation Request for Common Shareholders is cancelled, (iv) the Global Offering is revoked and the Global Offering and its related acceptance acts, whether prior or after the revocation, are void, or (v) there are any other cases of restitution of the Reservation Requests for Common Shareholders as a result of a legal requirement, all Reservation Requests for Common Shareholders will be automatically cancelled and the Institution Participating in the Brazilian Offering will communicate the cancellation of the Global Offering, including by means of publication of a notice to the market, to the Shareholder from which it has received a Reservation Request for Common Shareholders. If the Shareholder has already made a payment, the deposited amounts will be restituted, free of interest and monetary correction and deducting related taxes, if applicable, in 3 business days from the cancellation of this Reservation Request for Common Shareholders.

8.	If an Institution Participating in the Brazilian Offering breaches any of the rules of conduct provided by applicable regulations, including, but not limited to, those rules provided by CVM Regulation 400, especially the rules of silence, issuance of reports and marketing of the Global Offering, such Institution Participating in the Brazilian Offering (i) will be removed from the group of financial institutions responsible for the placement of the Brazilian Offering Shares and all Reservation Requests for Common Shareholders that it has received will be cancelled. Any amounts eventually paid by the Shareholders for the Priority Subscription Shares will be restituted in 3 business days from the date that such Institution Participating in the Brazilian Offering is removed, free of interest and monetary correction, deducting, as the case may be, amounts related to levied taxes, (ii) will bear any costs relating to its removal from the Global Offering, including any publication costs, indemnifications resulting from legal proceedings begun by the Shareholders and by other investors due to the cancellation of the Reservation Requests for Common Shareholders and legal expenses, and (iii) may be suspended from participating in other public offerings by the Global Coordinators, for a period of 6 months as of the date in which the breach is communicated. The Institution Participating in the Brazilian Offering must immediately notify the Shareholder of such cancellation.

9.	The Shareholder declares that it has not presented, and agrees not to present, Reservation Requests for Common Shareholders to any other Institution Participating in the Brazilian Offering. If a reservation with another Institution Participating in the Brazilian Offering has already been made, this Reservation Request for Common Shareholder will be cancelled.

10.	The Shareholder hereby declares it understands that it will not participate in the Bookbuilding Process that will determine the Price per Share.

11.	The Shareholder must fill-in item 35 of this Reservation Request for Common Shareholder, declaring whether or not it is a Related Party.

12.	Under the terms of CVM Regulation 400, Article 21, in order to assure that the Shareholders will participate in the Global Offering, the custody position of the Shareholders at BM&FBOVESPA or at the depositary institution of the shares issued by the Company will be considered (a) as of the end of the day on September 10, 2010 (“First Record Date”); and (b) as of the end of the day on September 17, 2010 (“Second Record Date”). The Priority Subscription is directed exclusively at the Shareholders that hold Company’s shares on the First Record Date. If the participation of the Shareholder in the capital stock of the Company changes between the First Record Date and the Second Record Date, the respective Proportional Subscription Limit (as defined below) will be changed proportionally to the variation of the custody position of the Shareholder between the First Record Date and the Second Record Date.

13.	The subscription for Priority Shares will be guaranteed for each Shareholder that presents this Reservation Request for Common Shareholders during the Reservation Period of the Priority Subscription, proportional to the participation of the respective Shareholder, per class of share, in the total number of common and preferred shares comprising the total capital stock of the Company, rounding up to the next whole number of Shares (“Proportional Subscription Limit”).

First Paragraph. The Shareholders that hold common shares issued by the Company on the First Record Date will have the right to subscribe for 0.342822790 Priority Common Shares for each common share issued by the Company, in the proportion of its shareholdings on the Second Record Date. If such proportion results in a share fraction, the investment amount will be limited to the amount corresponding to the round up of the Priority Common Shares number.

Second Paragraph. The Shareholders that hold preferred shares issued by the Company on the First Record will have the right to subscribe for 0.342822790 Priority Preferred Shares for each preferred share issued by the Company, in the proportion of its shareholdings on the Second Record Date. If such proportion results in a share fraction, the investment amount will be limited to the amount corresponding to the round up of the Priority Preferred Shares number.

Third Paragraph. After the allocation of the Priority Subscription Shares in accordance with the Proportional Subscription Limit, any remaining Priority Subscription Shares will be allocated among the Shareholders, in two rounds, as described below:
I.	Common Shares:

(i)	the Shareholders that hold title to common shares, that exercised their priority right and that communicated, in the respective Reservation Request for Common Shareholder, their intention to subscribe for the remaining Common Shares (“Common Shares Remaining in the Priority Subscription”) will have assured their right to participate in the Common Shares Remaining in the Priority Subscription, in an amount up to a limit proportional to their subscription for Priority Common Shares (“Participation in the Subscription of Priority Common Shares”);

(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription and the Common Shares Remaining in the Priority Subscription), the Shareholders that hold title to common shares that communicated in the Reservation Request for Common Shareholders their intention to subscribe for the Common Shares Remaining in the Priority Subscription will subscribe for the Common Shares remaining from the Common Shares Remaining in the Priority Subscription (“Common Shares Remaining from the Common Shares Remaining in the Priority Subscription”), so that the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription are entirely allocated among such Shareholders, respecting their respective participation in the subscription for Common Shares Remaining in the Priority Subscription, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remain or until no Common Shares remain;

(iii)	provided that there is a balance of Preferred Shares in the Priority Subscription after the allocation of the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription (as defined in item II below), such remaining Priority Preferred Shares (“Priority Preferred Shares Balance”) will be allocated among the Shareholders that hold title to common shares that have exercised their priority rights in participating in the subscription for Common Shares Remaining in the Priority Subscription and Common Shares Remaining from the Common Shares Remaining in the Priority Subscription and that communicated, through completion of the Reservation Request for the Priority Preferred Shares Balance (in addition to the Reservation Request for Common Shareholders), their intention to subscribe for the Priority Preferred Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, and the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription); and

(iv)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, and the Priority Preferred Shares Balance), the Shareholders that hold title to common shares that communicated in the Reservation Request for the Priority Preferred Shares Balance their intention to subscribe for the Priority Preferred Shares Balance will subscribe for the balance of the Priority Preferred Shares Balance (“Balance of the Priority Preferred Shares Balance”), so that the Balance of the Preferred Shares Balance is entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Preferred Shares Balance, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remains or until no Preferred Shares remain.

II.	Preferred Shares:

(i)	the Shareholders that hold title to preferred shares, that exercised their priority right and that communicated, in the respective Reservation Request for Preferred Shareholder, their intention to subscribe for the remaining Preferred Shares (“Preferred Shares Remaining in the Priority Subscription”) will have assured their right to participate in the Preferred Shares Remaining in the Priority Subscription, in an amount up to the limit proportional to its subscription for Priority Preferred Shares (“Participation in the Subscription of Priority Preferred Shares”);

(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription and the Preferred Shares Remaining in the Priority Subscription), the Shareholders that hold title to preferred shares that communicated in the Reservation Request for Preferred Shareholders their intention to subscribe for the Preferred Shares remaining from the Priority Subscription will subscribe for the Preferred Shares remaining from the Preferred Shares Remaining in the Priority Subscription (“Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription”), so that the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription are entirely allocated among such Shareholders, respecting their respective participation in the subscription for Preferred Shares Remaining in the Priority Subscription, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remain or until no Preferred Shares remain;

(iii)	provided that there is a balance of Common Shares in the Priority Subscription after the allocation of the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription (as defined in item I above), such balance of Priority Common Shares (“Priority Common Shares Balance”) will be allocated among the Shareholders that hold title to preferred shares that exercised their priority right participating in the subscription for Preferred Shares Remaining in the Priority Subscription and Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription and that communicated, through completion of the Reservation Request for the Priority Common Shares Balance (in addition to the Reservation Request for Preferred Shareholders), their intention to subscribe for the Priority Common Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription, the Preferred Shares Remaining in the Priority Subscription, and the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription); and

(iv)	as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription, the Preferred Shares Remaining in the Priority Subscription, the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription, and the Priority Common Shares Balance), the Shareholders that hold title to preferred shares may that communicated in the Reservation Request for the Priority Common Shares Balance their intention to subscribe for the Priority Common Shares

Balance will subscribe for the balance of the Priority Common Shares Balance (“Balance of the Common Shares Balance”), so that the Balance of the Common Shares Balance is entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Common Shares Balance, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remain or until no Common Shares remain.
Fourth Paragraph. After the allocation of the balances above described, if Priority Subscription Shares remain, such Priority Subscription Shares will be allocated to the Retail Offering and the Institutional Offering, as the case may be.

14.	The Shareholder that wishes to subscribe for Shares in an amount superior to its respective Proportional Subscription Limit may: (a) participate in the Retail Offering, if it is a Non-Institutional Investor, in accordance with the conditions of the Retail Offering; or (b) participate in the Institutional Offering, if it is a Institutional Investor, in accordance with the conditions of the Institutional Offering.

15.	The subscription for Shares, under the terms of this Reservation Request for Common Shareholder, will be formalized by means of payment of the amount set forth in Section 5 above and the execution of the shareholders’ subscription order (“Subscription Order”) and will be subject to the terms and conditions set forth in the Subscription Order, which form is attached hereto as Annex I.

Sole Paragraph. The Shareholder declares it understands the terms and conditions of the Subscription Order and hereby appoints, on an irrevocable basis, the Institution Participating in the Brazilian Offering as its legal representative, giving it powers to execute the Subscription Order on its behalf. The Institution Participating in the Brazilian Offering shall send a copy of the executed Subscription Order to the Shareholder, in the address included in this Reservation Request for Common Shareholder or make it available to the Shareholder by other means. The Subscription Order will only be executed after the registration of the Global Offering with the CVM.

16.	The Shareholder declares it is familiar with the Preliminary Prospectus in its entirety, including of the conditions of the Global Offering, and of the means to obtain the Preliminary Prospectus, including electronically in the following websites: (i) CVM, located at Rua Sete de Setembro, No. 111, 5th floor, in the city of Rio de Janeiro, state of Rio de Janeiro, and in Rua Cincinato Braga, No. 340, 2nd, 3rd and 4th floors, in the city of São Paulo, state of São Paulo (www.cvm.gov.br — in this website, click on “Cias Abertas e Estrangeiras”, then “Prospectos de Distribuição Preliminares”, then in the item “Primárias”, “Ações” and access the link referring to “Petróleo Brasileiro S.A. — PETROBRAS”, then click on “Minuta do Prospecto Preliminar”); (ii) BM&FBOVESPA (www.bmfbovespa.com.br — in this website click on “Empresas Listadas”, then “PETROBRAS” — “Prospecto de Distribuição Pública”); (iii) Company, with its headquarters located at Avenida República do Chile, No. 65, in the city of Rio de Janeiro, state of Rio de Janeiro (www.petrobras.com.br/pt/investidores/ — in this website click “Informações Financeiras” and then “Prospectos”); (iv) BofA Merrill Lynch, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 18th floor, in the city of São Paulo, state of São Paulo (www.merrilllynch-brasil.com.br — in this website click “Petrobras”); (v) Bradesco BBI, located at Avenida Paulista, No. 1450, 8th floor, in the city of São Paulo, state of São Paulo (www.bradescobbi.com.br/ofertaspublicas — in this website click on “Ações”, then “Petrobras” and then “Prospecto Preliminar”); (vi) Citi, with its headquarters located at Avenida Paulista, No. 1111, 11th and 14th floors (part) in the city of São Paulo, state of São Paulo (www.citibank.com.br — in this website click on “Prospectos de Operações” and then on “Prospecto Preliminar Petrobras”); (vii) Itaú BBA, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 5th floor, in the city of São Paulo, state of São Paulo (www.itaubba.com.br/portugues/atividades/prospectos.asp — in this website click on “Petrobras” and then on “Prospecto Preliminar”); (viii) Morgan Stanley, located at Avenida Brigadeiro Faria Lima, No. 3600, 6th and 7th floors (part), in the city of São Paulo, state of São Paulo, (www.morganstanley.com.br/prospectos — in this website click on “Prospecto Preliminar” and then on “Petrobras”); (ix) Santander, with its headquarters located at Avenida Presidente Juscelino Kubitschek, Nos. 2041 and 2235, Block A, in the city of São Paulo, state of São Paulo (www.santandercorretora.com.br — in this website click on “Ofertas Públicas — Petrobras”); (x) BB Investimentos, with its headquarters located at Rua Senador Dantas, No. 105, 36th floor, in the city of Rio de Janeiro, state of Rio de Janeiro (www.bb.com.br/ofertapublica — in this website click on “Petrobras” and then on “Leia Prospecto Preliminar”); (xi) BTG Pactual, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 9th floor, in the city of São Paulo, state of São Paulo (www.btgpactual.com.br — in this website click on “Área de Negócios”, then ”Investment Banking”, followed by “Mercado de Capitais”, “2010” and then click on “Prospecto Preliminar” under “Prospecto Preliminar da Oferta Pública de Distribuição Primária de Ações Ordinárias e Preferenciais de Emissão da Petrobras”); (xii) Crédit Agricole CIB, with its headquarters located at Alameda Itu, No. 852, 16th floor, in the city of São Paulo, state of São Paulo (www.ca-cib.com.br/ — in this website click on “Petrobras — Prospecto Preliminar de Emmisão de Ações”); (xiii) Credit Suisse, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3064, 12th, 13th and 14th floors, in the city of São

Paulo, state of São Paulo (br.credit-suisse.com/ofertas; (xiv) Goldman Sachs, with its headquarters located at Avenida Presidente Juscelino Kubitschek, No. 510, 6th floor, in the city of São Paulo, state of São Paulo
(www3.goldmansachs.com/worldwide/brazil/ipo/brazilian_offerings.html); (xv) HSBC, with its headquarters located at Avenida Brigadeiro Faria Lima No. 3064, 4th floor, in the city of São Paulo, state of São Paulo (www.hsbc.br/1/2/portal/pt/para-sua-empresa/investimento/acoes/ofertas-publicas — in this website click on “Prospecto Preliminar — Petroleo Brasileiro S.A. Petrobras”); (xvi) J.P. Morgan, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 13th floor, in the city of São Paulo, state of São Paulo (www.jpmorgan.com/pages/jpmorgan/brazil/pt/business/prospectos/petrobras); (xvii) Société Générale, with its headquarters located at Avenida Paulista, No. 2300, 9th floor, in the city of São Paulo, state of São Paulo (ww2.sgcib.com/brazil/Capital_Markets.rha — in this website click on “Prospecto Petrobras”); (xviii) BES Investimento do Brasil S.A. — Banco de Investimento, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 6th floor, in the city of São Paulo, state of São Paulo (www.besinvestimento.com.br/emissoes); (xix) Deutsche Bank S.A. — Banco Alemão, with its headquarters at Avenida Brigadeiro Faria Lima, No. 3900, 13th and 14th floors, in the city of São Paulo, state of São Paulo (www.db.com/brazil/content/5030_ofertas.htm); (xx) Banco J Safra S.A., with its headquarters located at Avenida Paulista, No. 2150, in the city of São Paulo, state of São Paulo (www.safrabi.com.br — in this website click on “Petrobras Follow-On — Prospecto Preliminar – Setembro de 2010”); (xxi) Banco Votorantim S.A., with its headquarters located at Avenida das Nações Unidas, No. 14171, Tower A, 16th floor, in the city of São Paulo, state of São Paulo (www.bancovotorantim.com.br/ofertaspublicas — in this website, under the section Operações de Renda Variável, click on the link “Petróleo Brasileiro S.A. — “Petrobras” — Prospecto Preliminar de Emissão de Ações “Follow On””).

17.	This Reservation Request for Common Shareholder is irrevocable and binds the parties and their successors and assigns, except as described in Sections 3, 6, 7 and 8 above.

18.	The Shareholder represents that its participation in the Global Offering does not violate the laws in the jurisdiction in which the Shareholder is a resident and/or is domiciled, having verified and confirmed its eligibility to participate in the Global Offering.

19.	All the provisions in this Reservation Request for Common Shareholders will be applicable to any Priority Preferred Shares Balance Reservation Request that the Shareholder may present together with this Reservation Request for Common Shareholders and that indicates an interest in subscribing for the Priority Preferred Shares Balance. The following will also apply to this Reservation Request for Common Shareholders and the Priority Preferred Shares Balance Reservation Request: (i) the maximum investment amount (the “Amount of the Reservation”) as indicated by the Shareholder in item 24 of this Priority Preferred Shares Balance Reservation Request; and (ii) the liquidation option as indicated by the Shareholder in items 27-30 of this Priority Preferred Shares Balance Reservation Request.

20.	The parties elect the courts of the city of São Paulo, state of São Paulo, to resolve any disputes arising from this Reservation Request for Common Shareholders, and expressly renounce any other courts, despite of how privileged they may be.
And as agreed, the parties execute this Reservation Request for Preferred Shareholders by signing items 36 and 37 below, in 3 counterparts and in the presence of 2 witnesses, that sign on item 38 below.

ANNEX I
SUBSCRIPTION ORDER FOR THE PRIORITY SUBSCRIPTION

Petróleo Brasileiro S.A. — PETROBRAS
Brazilian Corporation
CNPJ/MF n° 33.000.167/0001-01
NIRE 33.300032061
Avenida República do Chile, n° 65, Centro
Rio de Janeiro — RJ

N.°

Subscription order (“Subscription Order”) in connection with the primary public offering of 2,174,073,900 common shares (“Common Shares”) and of 1,585,867,998 preferred shares (“Preferred Shares” and, together with the Common Shares, the “Shares”) issued by Petróleo Brasileiro S.A. — PETROBRAS (the “Company”), in nominal and book-entry form, with no par value, free and clear from any liens and encumbrances, including Shares in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts (“ADR”), free and clear from any liens and encumbrances, in the scope of a global offering in Brazil and a concurrent offering outside Brazil (the “Global Offering”), by means of a capital increase that, under the terms of the notice to the market published on September 3, 2010 in the newspapers responsible for the Company’s publications, respected the proportion between common and preferred shares issued by the Company (except in connection with the issuance of Additional Shares, Over-Allotment Shares, Additional ADSs and/or Over-Allotment ADSs), in accordance with the priority right of the Company’s shareholders to participate in the Company’s capital increase, under the terms of article 4, Section 5 of the Company’s bylaws and Article 172, I, of Law No. 6,404, dated December 15, 1976, as amended (the “Brazilian Corporate Law”). The Shares were offered (a) in Brazil (the “Brazilian Offering”), in the over-the-counter-market, under the terms of CVM Regulation No. 400, dated December 29, 2003 (“CVM Regulation 400”), after registration of the Brazilian Offering with the Comissão de Valores Mobiliários — CVM (“CVM”) (the “Brazilian Offering Shares”), by Banco Merrill Lynch de Investimentos S.A. (“BofA Merrill Lynch”), Banco Bradesco BBI S.A. (“Bradesco BBI” or “Leading Coordinator”), Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Citi”), Banco Itaú BBA S.A. (“Itaú BBA”), Banco Morgan Stanley S.A. (“Morgan Stanley”), Banco Santander (Brasil) S.A. (“Santander” and, together with BofA Merrill Lynch, the Leading Underwriter, Citi, Itaú BBA and Morgan Stanley, “Global Coordinators”), BB — Banco de Investimento S.A. (“BB Investimentos” or “Retail Offering Coordinator”), Banco BTG Pactual S.A. (“BTG Pactual”), Banco Crédit Agricole Brasil S.A. (“Crédit Agricole CIB”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), HSBC Bank Brasil S.A. — Banco Múltiplo (“HSBC”), Banco J.P. Morgan S.A. (“J.P. Morgan”), Banco Société Générale Brasil S/A (“Société  Générale” and, together with BTG Pactual, Crédit Agricole CIB, Credit Suisse, Goldman Sachs, HSBC, J.P. Morgan, and the Retail Offering Coordinator, the “Joint Bookrunners”), and by certain financial institutions part of the securities distribution system and intermediary financial institutions authorized to operate by the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) that will participate exclusively in the placement of the Shares in the Brazilian Offering (“Co-Managers” and “Consortium Member”, respectively, and together with the Global Coordinators and the Retail Offering Coordinator, the “Institutions Participating in the Brazilian Offering”), and will include the placement of the Shares outside Brazil by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Bradesco Securities Inc., acting as placement agent for Bradesco BBI (“Bradesco Securities”), Citigroup Global Markets Inc. (“CGMI”), Itaú USA Securities, Inc. (“Itaú Securities”), Morgan Stanley & Co. Incorporated (“Morgan Stanley Inc.”) and Santander Investment Securities Inc. (“Santander Securities”, and, together with Bradesco Securities, Merrill Lynch, CGMI, Itaú Securities, and Morgan Stanley Inc., the “International Underwriters”); by BB Securities Limited and Banco do Brasil Securities LLC acting as placement agents for BB Investimentos (together, “BB Securities”), BTG Pactual US Capital Corp. (“BTG”), Credit Agricole Securities (USA) Inc (“CAS-USA”), Credit Suisse Securities (USA) LLC (“Credit Suisse Securities”), Goldman, Sachs & Co. (“GS”), HSBC Securities (USA) Inc. (“HSBC Securities”), ICBC International Holdings Limited (“ICBC”), J.P. Morgan Securities LLC (“JPMS”), and SG Americas Securities, LLC. (“SGAS”, and, together with BB Securities, BTG, CAS-USA, Credit Suisse Securities, GS, HSBC Securities, ICBC and JPMS, the “International Placement Agents”) under the terms of the legislation in force in the country of domicile of each investor not resident in Brazil (“Foreign Investors”) that invests in Brazil under the investment mechanisms provided by Law No. 4,131, dated September 3, 1962, as amended (“Law 4,131”), or under the terms of the Conselho Monetário Nacional (“CMN”) Resolution No. 2,689, dated January 26, 2000, as amended (“Resolution 2,689”) and of the CVM Regulation No. 325, dated January 27, 2000, as amended (“CVM Regulation

325”); and simultaneously (b) outside Brazil (the “International Offering”), in the form of ADS represented by ADR (the “International Offering Shares”, together with the Brazilian Offering Shares, the “Global Offering Shares”), by the International Underwriters and the International Placement Agents and with the participation of certain contracted institutions, in a registered offering under the terms of the Securities Act, in accordance with the laws in force in the country of domicile of each investor. Each ADS will represent two Preferred Shares or two Common Shares, as the case may be.
In the scope of the Global Offering, 1,739,259,091 Common Shares, corresponding to up to 80% of the Common Shares offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Common Shares”), and 1,268,694,377 Preferred Shares, corresponding to up to 80% of the Preferred Shares being offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Preferred Shares”, and, together with Common Shares in the Priority Subscription, “Priority Shares”), were distributed on a priority basis to the Shareholders (as defined below) (“Priority Subscription”) that present the Reservation Request for Common Shareholders.
The placement of the Shares in Brazil was be carried out in accordance with the Instrumento Particular de Contrato de Coordenação, Colocação e Garantia Firme de Liquidação de Ações Ordinárias e Ações Preferenciais de Emissão da Companhia, entered into among the Company, the Global Coordinators, the Retail Offering Coordinator and the BM&FBOVESPA, as mediating party (“Brazilian Underwriting Agreement”). The placement of the Shares, including Shares in the form of ADS, outside Brazil was carried out in accordance with the Underwriting and Agency Agreement, entered between the Company and the International Underwriters (“International Underwriting Agreement”).
The Global Offering was registered in Brazil with the CVM, under the terms of CVM Regulation 400, and in the United States with the Securities and Exchange Commission (“SEC”), under the terms of the Securities Act.
In the scope of the Global Offering, Common Shares and Preferred Shares, including Shares in the form of ADS, were distributed on a priority basis to the Shareholders, under the terms of the Priority Subscription described below.
Under the terms of the Intersyndicate Agreement entered into among the Global Coordinators, the Retail Offering Underwriter and the Global Underwriters of the International Offering, there may have been a reallocation of the Shares between the Brazilian Offering and the International Offering, based on the verified demand in Brazil and outside Brazil during the Global Offering.
The Brazilian Offering Shares were distributed in the over-the-counter-market, on a firm commitment basis, individually and not severally, except for the Shares subscribed by the Brazilian Government, by BNDES Participações S.A. — BNDESPAR and/or other entities related to the Brazilian Government, and by Mutual Privatization Funds (“FMP”) holding funds from account(s) related to the unemployment guarantee fund (“FGTS”) with the Caixa Econômica Federal (“CEF”). The firm commitment made exclusively by the Global Coordinators and by the Retail Offering Coordinator was granted under the terms of the Brazilian Underwriting Agreement. The Brazilian Offering Shares that were placed outside Brazil, except in the United States, by the International Underwriters together with the International Placement Agents to Foreign Investors were subscribed for and paid for in Brazil, in Brazilian reais, according to Article 19 § 4° of Law No. 6,385, dated December de 7, 1976, as amended.
The Global Offering, its terms and conditions were approved by the Board of Directors of the Company on a meeting held on September 1, 2010, which minutes were published in the Jornal do Commercio and the Valor Econômico on September 3, 2010, and in the Diário Oficial da União on September [•], 2010.
The common and preferred shares issued by the Company are listed at the BM&FBOVESPA, under the tickers “PETR3” and “PETR4”, respectively. The ISIN numbers for the common and preferred shares issued by the Company are “BRPETRACNOR9” and “BRPETRACNPR6”, respectively. The common and preferred shares issued by the Company are listed at the New York Stock Exchange (“NYSE”) in the form of ADS, under the tickers “PBR” and “PBRA”, respectively. The common and preferred shares issued by the Company are listed with the Bolsa de Valores de Madrid — Espanha, on the international market for Latin American securities — LATIBEX, under the tickers “XPBR” and “XPBRA”, respectively. The common and preferred shares issued by the Company are listed at the Bolsa de Comercio de Buenos Aires under the tickers “APBR” and “APBRA”, respectively. Banco do Brasil S.A. is the institution responsible for the book-entry of the shares issued by the Company. Banco Itaú S.A. is the institution responsible for the custody of the common and preferred shares issued by the Company. JPMorgan Chase Bank, N.A. is the depositary institution for the ADS.

Except as expressly set forth in this Subscription Order, the terms in capital letters herein will have the same definition as set forth in the Preliminary Prospectus of the Global Offering (“Preliminary Prospectus”), made available to the Shareholder at the submission of the Reservation Request for Common Shareholder.
“By registering this Brazilian Offering, the CVM does not guarantee the veracity of the information presented and makes no judgment over the Company’s quality and of the Shares being distributed.”
SHAREHOLDER
SUBSCRIBED SHARES

24. Amount of Common Shares	25. Price per Common Share (R$)	26. Payable Amount (R$)
27. Amount of Preferred Shares	28. Price per Preferred Share (R$)	29. Payable Amount (R$)
30. Total Amount of Shares	31. Price per Share (R$)	32. Total Payable Amount (R$)

PAYMENT
RESTITUTION OF PAYMENT (DOES NOT APPLY TO ACCOUNT(S) RELATED TO THE FGTS WITH CEF)

35. Checking Account	Bank	Branch	Account Number

CONTRACTUAL CLAUSES
1.	Under the terms of this Subscription Order, the Company, herein represented by the Institution Participating in the Brazilian Offering identified on item 37 below, delivers to the Shareholder the number of Shares indicated in items 24 and/or 27 above. The total payment amount indicated in item 32 above is the result of the multiplication of the number of Shares described in items 24 and/or 27 by the respective Price per Share indicated in items 26 and/or 29 above.

2.	In the event of a Correction Notice (as defined in Section 7, § 2°, below), the Shareholder declares it understands its terms and conditions.

3.	The Common Shares entitle its holders the rights, advantages and restrictions set forth in the Company’s bylaws and in the Brazilian Corporate Law, including the right to vote at the shareholders meetings. Each Common Share corresponds to one vote. Additionally, Common Shares holders are entitled to additional benefits, such as distribution of dividends and any other earnings that are declared after the subscription to the Common Shares. Preferred Shares do not entitle its holders to vote. Preferred Shares entitle its holders to the distribution of dividends, in accordance with the following criteria: (a) priority in the distribution of dividends, at a minimum of 5% of the percentage of the Company’s capital stock represented by preferred shares, or 3% of the preferred shares net assets, whichever is higher; (b) the right to participate in the distribution of dividends, under the same terms and conditions as the common shares, after common shares holders receive the percentages above described. The Preferred Shares holders will be entitled to additional benefits, including the distribution of dividends and any other earnings declared after the subscription to the Preferred Shares.

4.	The price per Common Share (“Price per Common Share”) and the price per Preferred Share (“Price per Preferred Share” and, together with the Price Per Common Share, “Price per Share”) were determined after (i) the submission of the reservation requests; and (ii) the conclusion of procedures verifying the investment demand, conducted in Brazil by the Global Coordinators under the terms of CVM Regulation 400, Articles 23, § 1°, and 44, and outside Brazil by the International Underwriters (“Bookbuilding Process”) was complete, considering (a) the trading price of the Common Shares and of the Preferred Shares at the BM&FBOVESPA, (b) the trading price of the ADS in the New York Stock Exchange (“NYSE”); and (c) the indications of interest, based on the investment demand (per volume and price), received from Institutional Investors during the Bookbuilding Process. The Price per Share was initially calculated in U.S. dollars and converted into Brazilian reais based on the exchange rate published by the BACEN through SISBACEN, at the date of execution of the Brazilian Underwriting Agreement.

Sole Paragraph. The Shareholder that participates in the Priority Subscription exclusively and the Non-Institutional Investor that participates in the Retail Offering will not be considered during the Bookbuilding Process and, thus, will not be considered in the determination of the Price per Share.

5.	The Shareholder had the option to pay for the Priority Subscription Shares in Brazilian reais and/or by means of LFT. The Shareholder that chose to pay for the Shares by means of LFT was required to make available, until 11am on the business day immediately before the Settlement Date, to the Institution Participating in the Brazilian Offering that held the LFT and that received the respective Reservation Request for Common Shareholder, the LFT corresponding to the total amount of the Priority Subscription Shares that such Shareholder will pay for in a custody account with such Institution Participating in the Brazilian Offering. Payment was accepted in Brazilian reais in the maximum amount corresponding to the sum of the unit price of the LFT Series, as set forth by the Criteria for LFT Valuation that was included in the Valuation Report delivered by the Independent Valuation Agent between the business day immediately before the Settlement Date and the Settlement Date. The settlement (i) for any amounts additional to the amounts above described, referring to the amount paid for the Shares, discounting the amount of the LFT delivered, and (ii) for the total amount for Shares subscribed for without considering the rules for payment with LFT described herein, were made in Brazilian reais.

6.	This Subscription Order is irrevocable, except for Sections 7 and 8 below, and it binds the parties and their successors and assigns. The terms of the Reservation Request for Common Shareholders are incorporated herein by reference.

7.	If there is a material change, occurring after the registration of the Global Offering that was unpredictable, given the conditions existing at the time of registration of the Global Offering, resulting in a material increase in the risks borne by the Company and that are inherent to the Global Offering, the CVM may accept a Global Offering modification (“Modification”) or revocation (“Revocation”) request presented by the Company and by the Leading Coordinator. If a Modification is approved, the Global Offering may be postponed for up to 90 days.

First Paragraph. In the event the CVM accepts the Revocation of the Global Offering, this Subscription Offer will be automatically cancelled and any amounts paid or deposited by the Shareholders to the Institution Participating in the Brazilian Offering will be restituted, under the terms of item 35 above, free of interest and monetary correction, deducting, as the case may be, amounts related to levied taxes, in 3 business days from the notice to the market.

Second Paragraph. If the CVM accepts the Modification of the Global Offering, such modification will be immediately communicated by means of a notice published in the Diário Oficial da União, Jornal do Commercio and the Valor Econômico, the same newspapers in which the notice to the market and the Initial Notice will be published, according to CVM Regulation 400, Article 27 (the “Correction Notice”). After the publication of the Correction Notice, the Institution Participating in the Brazilian Offering will only execute this Subscription Offer if the Shareholder declares it understands the terms of the Correction Notice, as described in Section 2 above.

Third Paragraph. If this Subscription Order has been executed prior to the Modification of the Global Offering, the Shareholder will be informed about the modification and must, within 5 business days from the receipt of such information, revoke or confirm in writing its interest in the Shares. If the Shareholder does not communicate its intention during the period of 5 business days, its intention to subscribe for the Shares will be presumed. If the Shareholder revokes in writing its acceptance of the Global Offering, any amounts paid or deposited by the Shareholders to the Institution Participating in the Brazilian Offering will be restituted, under the terms of item 35 above, free of interest and monetary correction, deducting, as the case may be, amounts related to levied taxes, in 3 business days from the notice of revocation, as provided by CVM Regulation 400, Article 26.

8.	In order to assure that the Shareholders participate in the Global Offering, excluding the Over-Allotment Shares, the custody position of the Shareholders at the BM&FBOVESPA or at the depositary institutions of the shares issued by the Company were considered (a) as of the end of the day on September 10, 2010 (“First Record Date”); and (b) as of the end of the day on September 17, 2010 (“Second Record Date”). The presentation of the Reservation Request for Common Shareholder was mandatory (a) in the case of Non-Related Parties, during the period between, and including, September 13, 2010 and September 16, 2010 (“Reservation Period for Non-Related Parties”); and (ii) in the case of Related Parties between, and including, September 13, 2010 and September 14, 2010 (“Reservation Period for Related Parties”). The Shareholder had the option to present an additional reservation request (“Reservation Request for the Retail Offering” and, together with the Reservation Request for Preferred Shareholders, “Reservation Requests”) to participate in the Retail Offering by subscribing for Shares in an amount superior than the amount it would be entitled to subscribe for in the Priority Subscription.

First Paragraph. The subscription for Priority Shares was guaranteed for each Shareholder that presented this Reservation Request for Common Shareholders during the Reservation Period of the Priority Subscription, in the same proportion as the participation of the respective Shareholder, per class of share, in the total number of common and preferred shares consisting the total capital stock of the Company, rounding up to the next whole number of Shares (“Proportional Subscription Limit”).

Second Paragraph. After the allocation of the Priority Subscription Shares in accordance with the Proportional Subscription Limit, the remaining Priority Subscription Shares were allocated among the Shareholders, in two rounds, as described below:
I. Common Shares:

(i)	the Shareholders that exercised their priority right and that communicated, in the respective Reservation Request for Common Shareholder, their intention to subscribe for the remaining Common Shares (“Common Shares Remaining in the Priority Subscription”) assured their right to participate in the Common Shares remaining in the Priority Subscription, in an amount up to a limit proportional to its subscription for Priority Common Shares (“Participation in the Subscription of Priority Common Shares”);

(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription and the Common Shares Remaining in the Priority Subscription), the Shareholders that held title to common shares that communicated in the Reservation Request for Common Shareholders their intention to subscribe for the Common Shares Remaining in the Priority Subscription subscribed for the Common Shares remaining from the Common Shares Remaining in the Priority Subscription (“Common Shares Remaining from the Common Shares Remaining in the Priority Subscription”), so that the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription were entirely allocated among such Shareholders, respecting their respective participation in the subscription for Common Shares Remaining in the Priority Subscription, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remained or until no Common Shares remained;

(iii)	provided that there was a balance of Preferred Shares in the Priority Subscription after the allocation of the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription (as defined in item II below), such remaining Priority Common Shares (“Priority Preferred Shares Balance”) was allocated among the Shareholders that held title to common shares that exercised their priority rights in participating in the subscription for Common Shares Remaining in the Priority Subscription and Common Shares Remaining from the Common Shares Remaining in the Priority Subscription and that communicated, through completion of the respective Reservation Request for the Priority Preferred Shares Balance (in addition to the Reservation Request for Common Shareholders), their intention to subscribe for the Priority Preferred Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, and the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription); and

(iv)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, and the Priority Preferred Shares Balance), the Shareholders that held title to common shares that communicated in the Reservation Request for the Priority Preferred Shares Balance their intention to subscribe for the Priority Preferred Shares Balance subscribed for the balance of the Priority Preferred Shares Balance (“Balance of the Preferred Shares Balance”), so that the Balance of the Preferred Shares Balance was entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Preferred Shares Balance, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remained or until no Preferred Shares remained.

II. Preferred Shares:

(i)	the Shareholders that held title to preferred shares, that exercised their priority right and that communicated, in the respective Reservation Request for Preferred Shareholder, their intention to subscribe for the remaining Preferred Shares (“Preferred Shares Remaining in the Priority Subscription”) assured their right to participate in the Preferred Shares Remaining in the Priority Subscription, in an amount up to the limit proportional to its subscription for Priority Preferred Shares (“Participation in the Subscription of Priority Preferred Shares”);

(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription and the Preferred Shares Remaining in the Priority Subscription), the Shareholders that held title to preferred shares that communicated in the Reservation Request for Preferred Shareholders their intention to subscribe for the Preferred Shares remaining from the Priority Subscription subscribed for the Preferred Shares remaining from the Preferred Shares Remaining in the Priority Subscription (“Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription”), so that the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription were entirely allocated among such Shareholders, respecting their respective participation in the subscription for Preferred Shares Remaining in the Priority Subscription, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remained or until no Preferred Shares remained;

(iii)	provided that there was a balance of Common Shares in the Priority Subscription after the allocation of the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription (as defined in item I above), such balance of Priority Common Shares (“Priority Common Shares Balance”) was allocated among the Shareholders that held title to preferred shares that exercised their priority right participating in the subscription for Preferred Shares Remaining in the Priority Subscription and Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription and that communicated, through completion of the respective Reservation Request for the Priority Common Shares Balance (in addition to the Reservation Request for Preferred Shareholders), their intention to subscribe for the Priority Common Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription, the Preferred Shares Remaining in the Priority Subscription, and the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription); and

(iv)	as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription, the Preferred Shares Remaining in the Priority Subscription, the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription, and the Priority Common Shares Balance), the Shareholders that held title to preferred shares that communicated in the Reservation Request for the Priority Common Shares Balance their intention to subscribe for the Priority Common Shares Balance subscribed for the balance of the Priority Common Shares Balance (“Balance of the Common Shares Balance”), so that the Balance of the Common Shares Balance was entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Common Shares Balance, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remained or until no Common Shares remained.
Third Paragraph. After the allocation of the balances above described, if Priority Subscription Shares still remained, such Priority Subscription Shares were allocated to the Retail Offering and the Institutional Offering, as the case may be.

Forth Paragraph. Respected the terms of the Notice to Shareholders, the Preliminary Prospectus, the Final Prospectus and the respective reservation requests, the Shareholder that chose to subscribe for Shares in an amount superior to its respective Proportional Subscription Limit: (a) participated in the Retail Offering, if it was a Non-Institutional Investor, in accordance with the conditions of the Retail Offering; or (b) participated in the Institutional Offering, if it was a Institutional Investor, in accordance with the conditions of the Institutional Offering.

9.	Banco do Brasil S.A., financial institution responsible for the book-entry of the Shares, is authorized to register the number of Shares which were the object of this Subscription Order and identified in items 24 and/or 27 above under the name of the Shareholder.

10.	This Subscription Order authorizes the transfer of the number of Shares object of this Subscription Order and identified in items 24 and/or 27 above by the BM&FBOVESPA, institution responsible for the custody of the Global Offering Shares, to a custody account with the BM&FBOVESPA under the name of the Shareholder.

Sole Paragraph. For the Shares custody services rendered by the BM&FBOVESPA, the Shareholders will pay the Institution Participating in the Brazilian Offering, and the Institution Participating in the Brazilian Offering will transfer to the BM&FBOVESPA, a monthly custody fee in the amount set forth in the Tabela de Contribuições e Emolumentos of the BM&FBOVESPA.

11.	The Shareholder declares that it understands that the Shares will be delivered until 4pm on the Settlement Date.

12.	At the receipt of the total amount indicated in item 32 above, in Brazilian reais and/or by means of LFT (as set forth by the Company’s General Shareholders’ Meeting held on August 12, 2010), the Institution Participating in the Brazilian Offering discharges the Shareholder from any payment obligations in the respective amount. Likewise, at the receipt of the number of Shares indicated in item 24 and/or 27 above, the Shareholder discharges the Institution Participating in the Brazilian Offering from any delivery obligations related to the respective Shares.

13.	The Shareholder declares it is familiar with the Preliminary Prospectus in its entirety, including of the conditions of the Global Offering, and of the means to obtain the Preliminary Prospectus, including electronically in the following websites: (i) CVM, located at Rua Sete de Setembro, No. 111, 5th floor, in the city of Rio de Janeiro, state of Rio de Janeiro, and in Rua Cincinato Braga, No. 340, 2nd, 3rd and 4th floors, in the city of São Paulo, state of São Paulo (www.cvm.gov.br — in this website, click on “Cias Abertas e Estrangeiras”, then “Prospectos de Distribuição Preliminares”, then in the item “Primárias”, “Ações” and access the link referring to “Petróleo Brasileiro S.A. — PETROBRAS”, then click on “Minuta do Prospecto Preliminar”); (ii) BM&FBOVESPA (www.bmfbovespa.com.br — in this website click on “Empresas Listadas”, then “PETROBRAS” — Prospecto de Distribuição Pública”); (iii) Company, with its headquarters located at Avenida República do Chile, No. 65, in the city of Rio de Janeiro, state of Rio de Janeiro (www.petrobras.com.br/pt/investidores/ — in this website click

“Informações Financeiras” and then “Prospectos”); (iv) BofA Merrill Lynch, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 18th floor, in the city of São Paulo, state of São Paulo (www.merrilllynch-brasil.com.br — in this website click “Petrobras”); (v) Bradesco BBI, located at Avenida Paulista, No. 1450, 8th floor, in the city of São Paulo, state of São Paulo (www.bradescobbi.com.br/ofertaspublicas — in this website click on “Ações”, then “Petrobras” and then “Prospecto Preliminar”); (vi) Citi, with its headquarters located at Avenida Paulista, No. 1111, 11th and 14th floors (part) in the city of São Paulo, state of São Paulo (www.citibank.com.br — in this website click on “Prospectos de Operações” and then on “Prospecto Preliminar Petrobras”); (vii) Itaú BBA, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 5th floor, in the city of São Paulo, state of São Paulo (www.itaubba.com.br/portugues/atividades/prospectos.asp — in this website click on “Petrobras” and then on “Prospecto Preliminar”); (viii) Morgan Stanley, located at Avenida Brigadeiro Faria Lima, No. 3600, 6th and 7th floors (part), in the city of São Paulo, state of São Paulo, (www.morganstanley.com.br/prospectos — in this website click on “Prospecto Preliminar” and then on “Petrobras”); (ix) Santander, with its headquarters located at Avenida Presidente Juscelino Kubitschek, Nos. 2041 and 2235, Block A, in the city of São Paulo, state of São Paulo (www.santandercorretora.com.br — in this website click on “Ofertas Públicas — Petrobras”); (x) BB Investimentos, with its headquarters located at Rua Senador Dantas, No. 105, 36th floor, in the city of Rio de Janeiro, state of Rio de Janeiro (www.bb.com.br/ofertapublica — in this website click on “Petrobras” and then on “Leia Prospecto Preliminar”); (xi) BTG Pactual, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 9th floor, in the city of São Paulo, state of São Paulo (www.btgpactual.com.br — in this website click on “Área de Negócios”, then ”Investment Banking”, followed by “Mercado de Capitais”, “2010” and then click on “Prospecto Preliminar” under “Prospecto Preliminar da Oferta Pública de Distribuição Primária de Ações Ordinárias e Preferenciais de Emissão da Petrobras”); (xii) Crédit Agricole CIB, with its headquarters located at Alameda Itu, No. 852, 16th floor, in the city of São Paulo, state of São Paulo (www.ca-cib.com.br/ — in this website click on “Petrobras — Prospecto Preliminar de Emmisão de Ações”); (xiii) Credit Suisse, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3064, 12th, 13th and 14th floors, in the city of São Paulo, state of São Paulo (br.credit-suisse.com/ofertas; (xiv) Goldman Sachs, with its headquarters located at Avenida Presidente Juscelino Kubitschek, No. 510, 6th floor, in the city of São Paulo, state of São Paulo (www3.goldmansachs.com/worldwide/brazil/ipo/brazilian_offerings.html); (xv) HSBC, with its headquarters located at Avenida Brigadeiro Faria Lima No. 3064, 4th floor, in the city of São Paulo, state of São Paulo
(www.hsbc.br/1/2/portal/pt/para-sua-empresa/investimento/acoes/ofertas-publicas — in this website click on “Prospecto Preliminar — Petroleo Brasileiro S.A. Petrobras”); (xvi) J.P. Morgan, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 13th floor, in the city of São Paulo, state of São Paulo (www.jpmorgan.com/pages/jpmorgan/brazil/pt/business/prospectos/petrobras); (xvii) Société Générale, with its headquarters located at Avenida Paulista, No. 2300, 9th floor, in the city of São Paulo, state of São Paulo (ww2.sgcib.com/brazil/Capital_Markets.rha — in this website click on “Prospecto Petrobras”); (xviii) BES Investimento do Brasil S.A. — Banco de Investimento, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 6th floor, in the city of São Paulo, state of São Paulo (www.besinvestimento.com.br/emissoes); (xix) Deutsche Bank S.A. — Banco Alemão, with its headquarters at Avenida Brigadeiro Faria Lima, No. 3900, 13th and 14th floors, in the city of São Paulo, state of São Paulo (www.db.com/brazil/content/5030_ofertas.htm); (xx) Banco J Safra S.A., with its headquarters located at Avenida Paulista, No. 2150, in the city of São Paulo, state of São Paulo (www.safrabi.com.br — in this website click on “Petrobras Follow-On — Prospecto Preliminar — Setembro de 2010”); (xxi) Banco Votorantim S.A., with its headquarters located at Avenida das Nações Unidas, No. 14171, Tower A, 16th floor, in the city of São Paulo, state of São Paulo (www.bancovotorantim.com.br/ofertaspublicas — in this website, under the section Operações de Renda Variável, click on the link “Petróleo Brasileiro S.A. — “Petrobras” — Prospecto Preliminar de Emissão de Ações “Follow On””).

14.	This Subscription Order constituted the sole and integral understanding between the parties below, with respect to the object contained herein.

15.	The parties elect the courts of the city of São Paulo, state of São Paulo, to resolve any disputes arising from this Subscription Order.
And as agreed, the parties execute this Subscription Order by signing items 36 and 37 below, in 3 counterparts and in the presence of 2 witnesses, that sign on item 38 below.

EXHIBIT B

REQUEST FOR RESERVATION OF PREFERRED SHARES OFFERED BY
Petróleo Brasileiro S.A. — PETROBRAS
Brazilian Corporation
CNPJ/MF n° 33.000.167/0001-01
NIRE 33.300032061
Avenida República do Chile, n° 65, Centro
Rio de Janeiro — RJ
NOT APPLICABLE TO MUTUAL PRIVATIZATION FUNDS — UNEMPLOYMENT GUARANTEE FUND (FGTS)

N°

Reservation request for the Priority Subscription (as defined below) for current holders of preferred shares (“Reservation Request for Preferred Shareholders”) issued by Petróleo Brasileiro S.A. — PETROBRAS (the “Company”) in connection with the primary public offering of 2,174,073,900 common shares (“Common Shares”) and of 1,585,867,998 preferred shares (“Preferred Shares” and, together with the Common Shares, “Shares”) issued by the Company, in nominal and book-entry form, with no par value, free and clear from any liens and encumbrances, including Shares in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts (“ADR”), free and clear from any liens and encumbrances, in the scope of a global offering in Brazil and a concurrent offering outside Brazil (the “Global Offering”), by means of a capital increase that, under the terms of the notice to the market published on September 3, 2010 in the newspapers responsible for the Company’s publications and of this Reservation Request for Preferred Shareholders, will respect the proportion between common and preferred shares currently issued by the Company (except in connection with the issuance of Additional Shares, Over-Allotment Shares, Additional ADSs and/or Over-Allotment ADSs), in accordance with the priority right of the Company’s current shareholders to participate in the Company’s capital increase, under the terms of article 4, Section 5 of the Company’s bylaws and Article 172, I, of Law No. 6,404, dated December 15, 1976, as amended (the “Brazilian Corporate Law”). The Shares will be offered (a) in Brazil (the “Brazilian Offering”), in the over-the-counter-market, under the terms of CVM Regulation No. 400, dated December 29, 2003 (“CVM Regulation 400”), after registration of the Brazilian Offering with the Comissão de Valores Mobiliários — CVM (“CVM”) (the “Brazilian Offering Shares”), by Banco Merrill Lynch de Investimentos S.A. (“BofA Merrill Lynch”), Banco Bradesco BBI S.A. (“Bradesco BBI” or “Leading Coordinator”), Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Citi”), Banco Itaú BBA S.A. (“Itaú BBA”), Banco Morgan Stanley S.A. (“Morgan Stanley”), Banco Santander (Brasil) S.A. (“Santander” and, together with BofA Merrill Lynch, the Leading Underwriter, Citi, Itaú BBA and Morgan Stanley, “Global Coordinators”), BB — Banco de Investimento S.A. (“BB Investimentos” or “Retail Offering Coordinator”), Banco BTG Pactual S.A. (“BTG Pactual”), Banco Crédit Agricole Brasil S.A. (“Crédit Agricole CIB”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), HSBC Bank Brasil S.A. — Banco Múltiplo (“HSBC”), Banco J.P. Morgan S.A. (“J.P. Morgan”), Banco Société Générale Brasil S/A (“Société  Générale” and, together with BTG Pactual, Crédit Agricole CIB, Credit Suisse, Goldman Sachs, HSBC, J.P. Morgan, and the Retail Offering Coordinator, the “Joint Bookrunners”), and by certain financial institutions part of the securities distribution system and intermediary financial institutions authorized to operate by the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) that will participate exclusively in the placement of the Shares in the Brazilian Offering (“Co-Managers” and “Consortium Members”, respectively, and together with the Global Coordinators and the Retail Offering Coordinator, the “Institutions Participating in the Brazilian Offering”); and will be placed outside Brazil by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Bradesco Securities Inc., acting as placement agent for Bradesco BBI (“Bradesco Securities”), Citigroup Global Markets Inc. (“CGMI”), Itaú USA Securities, Inc. (“Itaú Securities”), Morgan Stanley & Co. Incorporated (“Morgan Stanley Inc.”), and Santander Investment Securities Inc. (“Santander Securities”, and, together with Bradesco Securities, Merrill Lynch, CGMI, Itaú Securities, and Morgan Stanley Inc., the “International Underwriters”); by BB Securities Limited and Banco do Brasil Securities LLC acting as placement agents for BB Investimentos (together, “BB Securities”), BTG Pactual US Capital Corp. (“BTG”), Credit Agricole Securities (USA) Inc (“CAS-USA”), Credit Suisse Securities (USA) LLC (“Credit Suisse Securities”), Goldman, Sachs & Co. (“GS”), HSBC Securities (USA) Inc. (“HSBC Securities”), ICBC International Holdings Limited (“ICBC”), J.P. Morgan Securities LLC (“JPMS”), and SG Americas Securities, LLC. (“SGAS”, and, together with BB Securities, BTG, CAS-USA, Credit Suisse Securities, GS, HSBC Securities, ICBC and JPMS, the “International Placement Agents”) under the terms of the legislation in force in the country of domicile of each investor not resident in Brazil (“Foreign Investors”) that invests in Brazil under the investment mechanisms provided by Law No. 4,131, dated September 3, 1962, as amended (“Law 4,131”), or under the terms of the

Conselho Monetário Nacional (“CMN”) Resolution No. 2,689, dated January 26, 2000, as amended (“Resolution 2,689”) and of the CVM Regulation No. 325, dated January 27, 2000, as amended (“CVM Regulation 325”); and simultaneously (b) outside Brazil (the “International Offering”), in the form of ADS represented by ADR (the “International Offering Shares”, together with the Brazilian Offering Shares, the “Global Offering Shares”), by the International Underwriters and the International Placement Agents and with the participation of certain contracted institutions, in a registered offering under the terms of the Securities Act, in accordance with the laws in force in the country of domicile of each investor. Each ADS will represent two Preferred Shares or two Common Shares, as the case may be.
In the scope of the Global Offering, 1,739,259,091 Common Shares, corresponding to up to 80% of the Common Shares being offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Common Shares”), and 1,268,694,377 Preferred Shares, corresponding to up to 80% of the Preferred Shares being offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Preferred Shares”, and, together with Common Shares in the Priority Subscription, “Priority Shares”), will be distributed on a priority basis to the Shareholders that present this Reservation Request for Preferred Shareholders (“Priority Subscription”). Under the terms of CVM Regulation 400, Article 21, in order to assure that the Shareholders that hold Company’s shares on the First Record Date (as defined below) (“Shareholders”) participate in the Global Offering, the custody position of the Shareholders at the BM&FBOVESPA or at the depositary institution of the shares issued by the Company will be considered (a) as of the end of the day on September 10, 2010 (“First Record Date”); and (b) as of the end of the day on September 17, 2010 (“Second Record Date”). The Priority Subscription is directed exclusively to the Shareholders that hold the Company’s shares on the First Record Date. If the participation of the Shareholder in the capital stock of the Company changes between the First Record Date and the Second Record Date, the respective Proportional Subscription Limit (as defined below) will be modified proportionally to the variation of the custody position of such Shareholder between the First Record Date and the Second Record Date.
The subscription for Priority Shares will be guaranteed for each Shareholder that presents a reservation request during the Reservation Period of the Priority Subscription (as defined below), proportional to the participation of such Shareholder, per class of share, in the total number of common and preferred shares comprising the total capital stock of the Company on the Second Record Date, rounding up to the next whole number of Shares (“Proportional Subscription Limit”). The Shareholders that present a reservation request shall set a maximum investment amount, and may set a maximum price per Common Share and/or per Preferred Share as a condition to their participation in the Priority Subscription. Private negotiations with Shareholders regarding their priority allocation rights in the Priority Subscription will not be allowed.
The placement of the Shares in Brazil will be carried out in accordance with the Instrumento Particular de Contrato de Coordenação, Colocação e Garantia Firme de Liquidação de Ações Ordinárias e Ações Preferenciais de Emissão da Companhia, to be entered into among the Company, the Global Coordinators, the Retail Offering Coordinator and the BM&FBOVESPA, as mediating party (“Brazilian Underwriting Agreement”). The placement of the Shares, including Shares in the form of ADSs, outside Brazil will be carried out in accordance with the Underwriting and Agency Agreement, to be entered into between the Company and the International Underwriters (“International Underwriting Agreement”).
The Global Offering will be registered in Brazil with the CVM, under the terms of CVM Regulation 400, and in the United States with the Securities and Exchange Commission (the “SEC”), under the terms of the U.S. Securities Act.
In the scope of the Global Offering, Common Shares and Preferred Shares, including Shares in the form of ADSs, will be distributed on a priority basis to the Shareholders, under the terms of the Priority Subscription described below.
Under the terms of the Intersyndicate Agreement to be entered into among the Global Coordinators, the Retail Offering Coordinator and the International Underwriters, there may be a reallocation of the Shares between the Brazilian Offering and the International Offering, depending on the verified demand for the Shares in Brazil and outside Brazil during the Global Offering.
The Company may, with the prior consent from the Global Coordinators and the International Underwriters, increase the number of Shares initially offered (excluding the Over-Allotment Shares and the Over-Allotment ADSs, as defined below), in an amount up to 375,994,189 Common Shares and/or Preferred Shares, including shares in the form of ADSs, corresponding to up to 10% of the Shares initially offered in the Global Offering, to be issued by the Company at the moment the Price per Share (as defined below) is determined, and under the same terms and conditions under which the Shares are initially offered, according to CVM Regulation 400, Article 14, § 2°, (“Additional Shares”, “Additional ADSs” and, as the case may be, “Additional Shares Option”).

In addition to the Additional Shares Option, under the terms of CVM Regulation 400, Article 24, the number of Shares initially offered may be increased in an amount up to 187,997,094 Common Shares and/or Preferred Shares issued by the Company, including shares in the form of ADS, corresponding to up to 5% of the Shares initially offered (“Over-Allotment Shares”, “Over-Allotment ADSs” and, as the case may be, “Over-Allotment Option”) under the same terms and conditions under which the Shares are initially offered. The Over-Allotment Option may be exercised by Morgan Stanley, after notifying the other Global Coordinators, since the decision to exercise Over-Allotment must be made together with the other Global Coordinators (in full or in part), after the registration of the Global Offering with the CVM and with the SEC, as of the date of execution of the Brazilian Underwriting Agreement and the International Underwriting Agreement, for a period of 30 days from and including the date of publication of the notice to the market informing the beginning of the Global Offering (“Initial Notice”), under the same terms and conditions under which the Shares are initially offered. The Over-Allotment Shares and Additional ADS will be exclusively directed at covering any excess demand for the Shares and ADS in the Global Offering. The Over-Allotment Option consists of, at the moment of the definition of the Price per Share, (a) an option granted by the Company to the Global Coordinators (“Over-Allotment Shares Option”); and (b) an option granted by the Company to the Global Underwriters of the International Offering (“Over-Allotment ADS Option”).
The Brazilian Offering Shares will be distributed in the over-the-counter-market, on a firm commitment basis, severally and not jointly, except for the Shares subscribed by the Brazilian Government, by BNDES Participações S.A. — BNDESPAR and/or other entities related to the Brazilian Government, and by Mutual Privatization Funds (“FMP”) holding funds from account(s) related to the unemployment guarantee fund (“FGTS”) with the Caixa Econômica Federal (“CEF”). The firm commitment made exclusively by the Global Coordinators and by the Retail Offering Coordinator on the settlement date will be granted under the terms of the Brazilian Underwriting Agreement, and it will be binding as of the conclusion of the Bookbuilding Process (as defined below), the Brazilian Underwriting Agreement and of the International Underwriting Agreement, the registration of the Global Offering with the CVM and the SEC, and the publication of the Initial Notice. The Brazilian Offering Shares that are placed outside Brazil by the International Underwriters together with the International Placement Agents to Foreign Investors will be subscribed and paid for in Brazil.
The Global Offering, its terms and conditions were approved by the Board of Directors of the Company on a meeting held on September 1, 2010, which minutes were published in the Jornal do Commercio and the Valor Econômico on September 3, 2010, and in the Diário Oficial da União on September [•], 2010.
The Shareholders approved the criteria and methodology for calculation of the value of certain treasury bonds (Letras Financeiras) issued by the Secretaria do Tesouro Nacional in accordance with Decree No. 3,859, dated July 4, 2001, with maturities on September 7, 2014, March 7, 2015, September 7, 2015 and September 7, 2016 (“LFT” and, each series, “LFT Series”), on the General Shareholders’ Meeting held on August 12, 2010. The LFT may be used exclusively by, and at the exclusive discretion of, the Shareholders in the Priority Subscription, to pay for the Priority Shares. According to the aforementioned General Shareholders’ Meeting and the terms it established, the criteria for determining the unit price of each LFT Series was determined from the average trading price of each LFT Series (“LFT Unit Price”), as published by the ANBIMA — Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”), ascertained on a report (“Valuation Report”) by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“Independent Valuation Agent”). According to the criteria approved on the aforementioned General Shareholders’ Meeting, the LFT Unit Price of each LFT Series will correspond to the market price of each LFT Series on the third business day immediately before the Settlement Date (as defined below), as published by ANBIMA, adjusted pro rata die, as of the third business day immediately before the Settlement Date and until the Settlement Date, by the Special System of Clearance and Custody rate (“SELIC”) published by the Central Bank of Brazil on the third business day immediately before the Settlement Date (“Criteria for LFT Valuation”).
The Shareholders approved the appointment of the Independent Valuation Agent on the General Shareholders’ Meeting held on August 12, 2010, and authorized the Board of Directors to approve the Valuation Report of the LFT and to officially recognize the value of each LFT Series and the total value of the LFT used by the Shareholders in the subscription and payment of the Shares in the Priority Subscription, that will therefore be incorporated into the Company’s assets.
The Shareholders that choose to pay for the Shares by means of LFT shall make available to the Institution Participating in the Brazilian Offering that receives the respective reservation request for the Priority Subscription the LFT corresponding to the total amount of Priority Shares that such Shareholder will pay for in a custody account with such Institution Participating in the Brazilian Offering. Payment may be made in Brazilian reais in the maximum amount corresponding to the sum of the unit price of the LFT Series used by the Shareholders, as set forth by the Criteria for LFT Valuation that will be included in the Valuation Report delivered by the Independent Valuation Agent between the business day immediately before the Settlement Date and the Settlement Date.

The Shareholders that choose to pay for the Priority Shares by means of LFT and that do not comply with the conditions described above for the use of LFT shall settle the total subscribed Shares exclusively in Brazilian reais.
The Shareholder declares it understands that this Reservation Request for Preferred Shareholders shall be presented between, and including, September 13, 2010 and September 14, 2010, for Shareholders that are Related Parties (as defined below) (“Reservation Period for Related Parties”), and between, and including, September 13, 2010 and September 16, 2010, for Shareholders that are not Related Parties (“Reservation Period for Non-Related Parties” and, together with the Reservation Period for Related Parties, “Priority Subscription Reservation Period”). This Reservation Request for Preferred Shareholders is not applicable for FMPs (which must present a specific reservation request), and may only be presented by Shareholders exclusively during the Priority Subscription Reservation Period.
The common and preferred shares issued by the Company are listed at the BM&FBOVESPA, under the tickers “PETR3” and “PETR4”, respectively. The ISIN numbers for the common and preferred shares issued by the Company are “BRPETRACNOR9” and “BRPETRACNPR6”, respectively. The common and preferred shares issued by the Company are listed at the New York Stock Exchange (“NYSE”) in the form of ADSs, under the tickers “PBR” and “PBRA”, respectively. The common and preferred shares issued by the Company are listed with the Bolsa de Valores de Madrid — Espanha, on the international market for Latin American securities — LATIBEX, under the tickers “XPBR” and “XPBRA”, respectively. The common and preferred shares issued by the Company are listed at the Bolsa de Comercio de Buenos Aires under the tickers “APBR” and “APBRA”, respectively. Banco do Brasil S.A. is the institution responsible for the book-entry of the shares issued by the Company. Banco Itaú S.A. is the institution responsible for the custody of the common and preferred shares issued by the Company. JPMorgan Chase Bank, N.A. is the depositary institution for the ADSs.
The Shareholder shall verify with the Institutions Participating in the Brazilian Offering, prior to submitting its Reservation Request for Preferred Shareholders, any requirements related to opening and maintaining bank accounts or investment accounts in each such institution.
Except as expressly set forth in this Reservation Request for Preferred Shareholders, the terms in capital letters herein will have the same definition as set forth in the Preliminary Prospectus of the Global Offering (“Preliminary Prospectus”), made available to the Shareholder at the submission of this Reservation Request for Preferred Shareholders.
The request for registration of the Global Offering was filed with the CVM on September 2, 2010, and it is subject to approval.

SHAREHOLDER
1. Name/Corporate Name 2. Taxpayers Registration Number 3. Marital Status 4. Sex 5. Birth Date/ Incorporation Date 6. Profession 7. Nationality 8. ID 9. Issued by 10. Address 11. Number 12. Complement 13. Neighborhood 14. City 15. State 16. ZIP Code 17. E-mail 18. Telephone/Fax 19. Name of Legal Representative (if applicable) 20. ID 21. Issued by 22. Taxpayers’ Registration Number 23. Telephone/Fax
SHARE RESERVATION

24. Amount of the Reservation (R$)

25. [  ] My acceptance is subject to the maximum price per Preferred Share of R$ __________________

Or

26. [  ] My acceptance is not subject to a maximum price per Preferred Share.

PAYMENT
27. [ ] debit account Bank Branch Account Number 28. [ ] transfer account Bank Branch Account Number 29. [ ] check Check Number Bank Branch 30. [ ] LFT* [ ] Maturity in September/2014 Custodian at SELIC Account at SELIC [ ] Maturity in March/2015 Custodian at SELIC Account at SELIC [ ] Maturity in September/2015 Custodian at SELIC Account at SELIC [ ] Maturity in September/2016 Custodian at SELIC Account at SELIC *Notice: The shareholder that chooses to pay for the Shares by means of LFT must fill in and sign the attached form authorizing the transfer of the LFT and deliver a printed counterpart duly notarized to the Institution Participating in the Brazilian Offering that holds the LFT together with this Reservation Request for Preferred Shareholders, in addition to filling in sections 27, 28 or 29 above for the payment of taxes, including the withholding tax, that arise after the transfer of the LFT and of the installment in Brazilian reais. The shareholder that chooses to pay for the Shares by means of LFT and that does not comply with the conditions for payment by LFT included in the notice to the market, in the reservation request and in the Preliminary Prospectus will be requested to pay the total amount of subscribed Shares exclusively in Brazilian reais.
PAYMENT RESTITUTION

31. Checking Account	Bank	Branch	Account Number

SHAREHOLDER DECLARATION — RELATED PARTY

32. The Shareholder declares that:

[  ] under the terms of CVM Regulation 400, Article 55, it is: (i) a manager or a controlling shareholder of the Company; (ii) a manager or a controlling shareholder of any Institution Participating in the Brazilian Offering, any Global Coordinator of the International Offering or any International Placement Agent; (iii) another related party to the Global Offering; or (iv) a spouse, partner, parent, offspring, sibling or cousin up to the second degree of any of the persons referred to in items (i), (ii) and (iii) (“Related Party”); or
[  ] under the terms of CVM Regulation 400, Article 55, it is not a related party.
MANDATORY SHAREHOLDER DECLARATION

Shareholder Situation
33. The Shareholder hereby declares that (i) it is a shareholder of the Company, according its custody position at BM&FBOVESPA or at the depositary institutions of the Company’s shares as of the end of the day on September 10, 2010 (“First Record Date”), it has the right to participate in the Priority Subscription, and it understands that the appraisal of the proportional limit to be applied in the subscription of the Priority Shares will consider its shareholding position as of the end of the day on September 17, 2010 (“Second Record Date”), (ii) it understands the procedure for presentation of the Reservation Request for Preferred Shareholders, as described in this reservation request and in the Preliminary Prospectus; and (iii) it understands that the subscription for Priority Shares will be guaranteed in the same proportion as the participation of the respective Shareholder, per class of share, in the total number of common and preferred shares consisting the total capital stock of the Company.
Preferred Shares remaining in the Priority Subscription and Preferred Shares remaining from the Preferred Shares remaining in the Priority Subscription
34. [  ] The Shareholder declares its intention to subscribe for Preferred Shares remaining in the Priority Subscription (“Preferred Shares Remaining in the Priority Subscription”), in an amount up to a limit proportional to its subscription for Priority Preferred Shares (“Participation in the Subscription of Priority Preferred Shares”).
The Shareholder that checks item 34 above declares its intention to subscribe for the preferred shares remaining from the Preferred Shares Remaining in the Priority Subscription (“Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription”), considering its respective participation in the subscription for Priority Preferred Shares.
The Shareholder that intends to subscribe for Common Shares remaining after the allocation of the Common Shares Remaining in the Priority Subscription and of the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription (“Priority Common Shares Balance”), shall complete and present, in addition to this Reservation Request for Preferred Shareholders, the appropriate Priority Common Shares Balance Reservation Request.

CONTRACTUAL CLAUSES
1.	Under the terms of this Reservation Request for Preferred Shareholders, the Institution Participating in the Brazilian Offering, institution with its headquarters located at [•], city of [•], state of [•], registered with the Brazilian taxpayers’ registration (CNPJ/MF) under number [•], duly authorized by the Global Coordinators, agrees to deliver to the Shareholder, under the terms and conditions of this Reservation Request for Preferred Shareholders, the Preferred Shares which value will be appraised under the terms of this Reservation Request for Preferred Shareholders, up to the amount set forth on item 24 above and, as the case may be, Common Shares which value will be appraised under the terms of this Reservation Request for Preferred Shareholders, up to the maximum price per Share indicated in item 25.

2.	The price per Preferred Share (“Price per Preferred Share”) will be determined after (i) the submission of the reservation requests; and (ii) the conclusion of procedures verifying investment demand, to be conducted in Brazil by the Global Coordinators under the terms of CVM Regulation 400, Articles 23, § 1°, and 44, and outside Brazil by the International Underwriters (“Bookbuilding Process”) is complete, considering (a) the trading price of the Common Shares and of the Preferred Shares at the BM&FBOVESPA, (b) the trading price of the ADS in the New York Stock Exchange (“NYSE”); and (c) indications of interest, based on the investment demand (per volume and price), received from Institutional Investors during the Bookbuilding Process.

First Paragraph. The Shareholder that participates in the Priority Subscription exclusively and the Non-Institutional Investor that participates in the Retail Offering will not be considered during the Bookbuilding Process and, thus, will not be considered in the determination of the Price per Share.

3.	In the event the Shareholder chooses to fix a maximum price per Preferred Share on item 25 of this Reservation Request for Preferred Shareholders, and the Price per Preferred Share is fixed in an amount higher than the maximum price indicated by the Shareholder in item 25 above, this Reservation Request for Preferred Shareholder will be automatically cancelled by the Institution Participating in the Brazilian Offering. In the event that this Reservation Request for Preferred Shareholders is cancelled, any Priority Common Shares Balance Reservation Request (as defined below) filed by the Shareholder will also be canceled.

4.	Once the Global Offering is registered with the CVM, the number of Priority Shares to be subscribed for and the respective investment amount will be informed to the Shareholder until 4pm of the first business day following the date of publication of the Initial Notice, by the Institution Participating in the Brazilian Offering, by e-mail, telephone, fax or letter, and payment will be limited to the sum of the amounts included in this Reservation Request for Preferred Shareholder, indicated on item 24 above, considering the Price per Share limitation included in item 25.

5.	On the Settlement Date (as defined below), the Shareholder shall pay the investment amount to the Institution Participating in the Brazilian Offering until 10am, and BM&FBOVESPA, on behalf of the Institution Participating in the Brazilian Offering, will deliver to the Shareholder the number of Shares corresponding to the payment made by the Shareholder, except in cases of withdrawal or cancellation as described in sections 6, 7 and 8 below.

First Paragraph. The Shareholder that chooses to pay for the Shares by means of LFT shall make available, until 11am on the business day immediately before the Settlement Date, to the Institution Participating in the Brazilian Offering that holds the LFT and that receives the respective Reservation Request for Preferred Shareholder, the LFT corresponding to the total amount of the Priority Shares that such Shareholder will pay for in a custody account with such Institution Participating in the Brazilian Offering. Payment may be made in Brazilian reais in the maximum amount corresponding to the sum of the unit price of the LFT Series, as set forth by the Criteria for LFT Valuation that will be included in the Valuation Report delivered by the Independent Valuation Agent between the business day immediately before the Settlement Date and the Settlement Date. The settlement (i) for any amounts additional to the amounts above described, referring to the amount to be paid for the Shares, discounting the amount of the LFT delivered, and (ii) for the total amount for Shares subscribed for without considering the rules for payment with LFT described herein, will be made in Brazilian reais.

Second Paragraph. If the Shareholder chooses to make a payment by means of a debit account, the Shareholder hereby authorizes the Institution Participating in the Brazilian Offering to debit the amount of the investment in the Shareholder’s account indicated in item 31 above.

Third Paragraph. Except for Sections 6, 7, and 8 below, if the Shareholder does not pay the amount of the investment under the terms of Section 5, this Reservation Request for Preferred Shareholders will be automatically cancelled.

6.	If (i) there is a material difference in the information included in the Preliminary Prospectus and the Final Prospectus that significantly impacts the risk taken by the Shareholder, or its investment decision, under the terms of CVM Regulation 400, Article 45, §4; (ii) the Global Offering is suspended, under the terms of CVM Regulation 400, Article 20; and/or (iii) the Global Offering is modified, under the terms of CVM Regulation 400, Article 27, the Shareholder may withdraw this Reservation Request for Preferred Shareholder, without any penalties, and shall inform such withdrawal decision o the Institution Participating in the Brazilian Offering that received this Reservation Request for Preferred Shareholder (by e-mail, fax or letter delivered to the address of the Institution Participating in the Brazilian Offering, as indicated below). In such cases, the Shareholder may withdraw this Reservation Request for Preferred Shareholders, under the terms described above, until 4pm of the fifth business day following the date in which the Final Prospectus is made available, or in which the suspension or modification of the Global Offering is communicated in writing.

Sole Paragraph. If the Shareholder does not inform its withdrawal decision under the terms described herein, this Reservation Request for Preferred Shareholders and any Priority Common Share Balance Reservation Request will be considered valid and the Shareholder will be required to make a payment in the total amount of its investment. If the Shareholder has already made a payment under the terms of Section 5 above and decides to withdraw this Reservation Request for Preferred Shareholders under the terms described herein, the deposited amounts will be restituted, free of interest and monetary correction and deducting related taxes, if applicable, in 3 business days from the withdrawal of this Reservation Request for Preferred Shareholders.

7.	If (i) the Global Offering is not completed, (ii) the Brazilian Underwriting Agreement is terminated, (iii) the Global Offering or the Reservation Request for Preferred Shareholders is cancelled, (iv) the Global Offering is revoked and the Global Offering and its related acceptance acts, whether prior or after the revocation, are void, or (v) there are any other cases of restitution of the Reservation Requests for Preferred Shareholders as a result of a legal requirement, all Reservation Requests for Preferred Shareholders will be automatically cancelled and the Institution Participating in the Brazilian Offering will communicate the cancellation of the Global Offering, including by means of publication of a notice to the market, to the Shareholder from which it has received a Reservation Request for Preferred Shareholders. If the Shareholder has already made a payment, the deposited amounts will be restituted, free of interest and monetary correction and deducting related taxes, if applicable, in 3 business days from the cancellation of this Reservation Request for Preferred Shareholders.

8.	If an Institution Participating in the Brazilian Offering breaches any of the rules of conduct provided by applicable regulations, including, but not limited to, those rules provided by CVM Regulation 400, especially the rules of silence, issuance of reports and marketing of the Global Offering, such Institution Participating in the Brazilian Offering (i) will be removed from the group of financial institutions responsible for the placement of the Brazilian Offering Shares and all Reservation Requests for Preferred Shareholders that it has received will be cancelled. Any amounts eventually paid by the Shareholders for the Priority Subscription Shares will be restituted in 3 business days from the date that such Institution Participating in the Brazilian Offering is removed, free of interest and monetary correction, deducting, as the case may be, amounts related to levied taxes, (ii) will bear any costs relating to its removal from the Global Offering, including any publication costs, indemnifications resulting from legal proceedings begun by the Shareholders and by other investors due to the cancellation of the Reservation Requests for Preferred Shareholders and legal expenses, and (iii) may be suspended from participating in other public offerings by the Global Coordinators, for a period of 6 months as of the date in which the breach is communicated. The Institution Participating in the Brazilian Offering shall immediately notify the Shareholder of such cancellation.

9.	The Shareholder declares that it has not presented, and agrees not to present, Reservation Requests for Preferred Shareholders to any other Institution Participating in the Brazilian Offering. If a reservation with another Institution Participating in the Brazilian Offering has already been made, this Reservation Request for Preferred Shareholder will be cancelled.

10.	The Shareholder hereby declares it understands that it will not participate in the Bookbuilding Process that will determine the Price per Share.

11.	The Shareholder must fill-in item 35 of this Reservation Request for Preferred Shareholder, declaring whether or not it is a Related Party.

12.	Under the terms of CVM Regulation 400, Article 21, in order to assure that the Shareholders will participate in the Global Offering, the custody position of the Shareholders at BM&FBOVESPA or at the depositary institution of the shares issued by the Company will be considered (a) as of the end of the day on September 10, 2010 (“First Record Date”); and (b) as of the end of the day on September 17, 2010 (“Second Record Date”). The Priority Subscription is directed exclusively at the Shareholders that hold Company’s shares on the First Record Date. If the participation of the Shareholder in the capital stock of the Company changes between the First Record Date and the Second Record Date, the respective Proportional Subscription Limit (as defined below) will be changed proportionally to the variation of the custody position of the Shareholder between the First Record Date and the Second Record Date.

13.	The subscription for Priority Shares will be guaranteed for each Shareholder that presents this Reservation Request for Preferred Shareholders during the Reservation Period of the Priority Subscription, proportional to the participation of the respective Shareholder, per class of share, in the total number of common and preferred shares comprising the total capital stock of the Company, rounding up to the next whole number of Shares (“Proportional Subscription Limit”).

First Paragraph. The Shareholders that hold common shares issued by the Company on the First Record Date will have the right to subscribe for 0.342822790 Priority Common Shares for each common share issued by the Company, in the proportion of its shareholdings on the Second Record Date. If such proportion results in a share fraction, the investment amount will be limited to the amount corresponding to the round up of the Priority Common Shares number.

Second Paragraph. The Shareholders that hold preferred shares issued by the Company on the First Record will have the right to subscribe for 0.342822790 Priority Preferred Shares for each preferred share issued by the Company, in the proportion of its shareholdings on the Second Record Date. If such proportion results in a share fraction, the investment amount will be limited to the amount corresponding to the round up of the Priority Preferred Shares number.

Third Paragraph. After the allocation of the Priority Subscription Shares in accordance with the Proportional Subscription Limit, any remaining Priority Subscription Shares will be allocated among the Shareholders, in two rounds, as described below:
I.	Common Shares:

(i)	the Shareholders that hold title to common shares, that exercised their priority right and that communicated, in the respective Reservation Request for Common Shareholder, their intention to subscribe for the remaining Common Shares (“Common Shares Remaining in the Priority Subscription”) will have assured their right to participate in the Common Shares Remaining in the Priority Subscription, in an amount up to a limit proportional to its subscription for Priority Common Shares (“Participation in the Subscription of Priority Common Shares”);

(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription and the Common Shares Remaining in the Priority Subscription), the Shareholders that hold title to common shares that communicated in the Reservation Request for Common Shareholders their intention to subscribe for the Common Shares Remaining in the Priority Subscription will subscribe for the Common Shares remaining from the Common Shares Remaining in the Priority Subscription (“Common Shares Remaining from the Common Shares Remaining in the Priority Subscription”), so that the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription are entirely allocated among such Shareholders, respecting their respective participation in the subscription for Common Shares Remaining in the Priority Subscription, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remain or until no Common Shares remain;

(iii)	provided that there is a balance of Preferred Shares in the Priority Subscription after the allocation of the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription (as defined in item II below), such remaining Priority Preferred Shares (“Priority Preferred Shares Balance”) will be allocated among the Shareholders that hold title to common shares that have exercised their priority rights in participating in the subscription for Common Shares Remaining in the Priority Subscription and Common Shares Remaining from the Common Shares Remaining in the Priority Subscription and that communicated, through completion of the Reservation Request for the Priority Preferred Shares Balance (in addition to the Reservation Request for Common Shareholders), their intention to subscribe for the Priority Preferred Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, and the

Common Shares Remaining from the Common Shares Remaining in the Priority Subscription); and
(iv)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, and the Priority Preferred Shares Balance), the Shareholders that hold title to common shares that communicated in the Reservation Request for the Priority Preferred Shares Balance their intention to subscribe for the Priority Preferred Shares Balance will subscribe for the balance of the Priority Preferred Shares Balance (“Balance of the Priority Preferred Shares Balance”), so that the Balance of the Preferred Shares Balance is entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Preferred Shares Balance, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remains or until no Preferred Shares remain.

II.	Preferred Shares:

(i)	the Shareholders that hold title to preferred shares, that exercised their priority right and that communicated, in the respective Reservation Request for Preferred Shareholder, their intention to subscribe for the remaining Preferred Shares (“Preferred Shares Remaining in the Priority Subscription”) will have assured their right to participate in the Preferred Shares Remaining in the Priority Subscription, in an amount up to the limit proportional to its subscription for Priority Preferred Shares (“Participation in the Subscription of Priority Preferred Shares”);

(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription and the Preferred Shares Remaining in the Priority Subscription), the Shareholders that hold title to preferred shares that communicated in the Reservation Request for Preferred Shareholders their intention to subscribe for the Preferred Shares remaining from the Priority Subscription will subscribe for the Preferred Shares remaining from the Preferred Shares Remaining in the Priority Subscription (“Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription”), so that the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription are entirely allocated among such Shareholders, respecting their respective participation in the subscription for Preferred Shares Remaining in the Priority Subscription, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remain or until no Preferred Shares remain;

(iii)	provided that there is a balance of Common Shares in the Priority Subscription after the allocation of the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription (as defined in item I above), such balance of Priority Common Shares (“Priority Common Shares Balance”) will be allocated among the Shareholders that hold title to preferred shares that exercised their priority right participating in the subscription for Preferred Shares Remaining in the Priority Subscription and Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription and that communicated, through completion of the Reservation Request for the Priority Common Shares Balance (in addition to the Reservation Request for Preferred Shareholders), their intention to subscribe for the Priority Common Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription, the Preferred Shares Remaining in the Priority Subscription, and the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription); and

(iv)	as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription, the Preferred Shares Remaining in the Priority Subscription, the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription, and the Priority Common Shares Balance), the Shareholders that hold title to preferred shares may that communicated in the Reservation Request for the Priority Common Shares Balance their intention to subscribe for the Priority Common Shares Balance will subscribe for the balance of the Priority Common Shares Balance (“Balance of the Common Shares Balance”), so that the Balance of the Common Shares Balance is entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Common Shares Balance, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remain or until no Common Shares remain.
Fourth Paragraph. After the allocation of the balances above described, if Priority Subscription Shares remain, such Priority Subscription Shares will be allocated to the Retail Offering and the Institutional Offering, as the case may be.

14.	The Shareholder that wishes to subscribe for Shares in an amount superior to its respective Proportional Subscription Limit may: (a) participate in the Retail Offering, if it is a Non-Institutional Investor, in accordance with the conditions of the Retail Offering; or (b) participate in the Institutional Offering, if it is a Institutional Investor, in accordance with the conditions of the Institutional Offer.

15.	The subscription for Shares, under the terms of this Reservation Request for Preferred Shareholder, will be formalized by means of payment of the amount set forth in Section 5 above and the execution of the shareholders’ subscription order (“Subscription Order”) and will be subject to the terms and conditions set forth in the Subscription Order, which form is attached hereto as Annex I.

Sole Paragraph. The Shareholder declares it understands the terms and conditions of the Subscription Order and hereby appoints, on an irrevocable basis, the Institution Participating in the Brazilian Offering as its legal representative, giving it powers to execute the Subscription Order on its behalf. The Institution Participating in the Brazilian Offering shall send a copy of the executed Subscription Order to the Shareholder, in the address included in this Reservation Request for Preferred Shareholder or make it available to the Shareholder by other means. The Subscription Order will only be executed after the registration of the Global Offering with the CVM.

16.	The Shareholder declares it is familiar with the Preliminary Prospectus in its entirety, including of the conditions of the Global Offering, and of the means to obtain the Preliminary Prospectus, including electronically in the following websites: (i) CVM, located at Rua Sete de Setembro, No. 111, 5th floor, in the city of Rio de Janeiro, state of Rio de Janeiro, and in Rua Cincinato Braga, No. 340, 2nd, 3rd and 4th floors, in the city of São Paulo, state of São Paulo (www.cvm.gov.br — in this website, click on “Cias Abertas e Estrangeiras”, then “Prospectos de Distribuição Preliminares”, then in the item “Primárias”, “Ações” and access the link referring to “Petróleo Brasileiro S.A. — PETROBRAS”, then click on “Minuta do Prospecto Preliminar”); (ii) BM&FBOVESPA (www.bmfbovespa.com.br — in this website click on “Empresas Listadas”, then “PETROBRAS” — “Prospecto de Distribuição Pública”); (iii) Company, with its headquarters located at Avenida República do Chile, No. 65, in the city of Rio de Janeiro, state of Rio de Janeiro (www.petrobras.com.br/pt/investidores/ — in this website click “Informações Financeiras” and then “Prospectos”); (iv) BofA Merrill Lynch, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 18th floor, in the city of São Paulo, state of São Paulo (www.merrilllynch-brasil.com.br — in this website click “Petrobras”); (v) Bradesco BBI, located at Avenida Paulista, No. 1450, 8th floor, in the city of São Paulo, state of São Paulo (www.bradescobbi.com.br/ofertaspublicas — in this website click on “Ações”, then “Petrobras” and then “Prospecto Preliminar”); (vi) Citi, with its headquarters located at Avenida Paulista, No. 1111, 11th and 14th floors (part) in the city of São Paulo, state of São Paulo (www.citibank.com.br — in this website click on “Prospectos de Operações” and then on “Prospecto Preliminar Petrobras”); (vii) Itaú BBA, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 5th floor, in the city of São Paulo, state of São Paulo (www.itaubba.com.br/portugues/atividades/prospectos.asp — in this website click on “Petrobras” and then on “Prospecto Preliminar”); (viii) Morgan Stanley, located at Avenida Brigadeiro Faria Lima, No. 3600, 6th and 7th floors (part), in the city of São Paulo, state of São Paulo, (www.morganstanley.com.br/prospectos — in this website click on “Prospecto Preliminar” and then on “Petrobras”); (ix) Santander, with its headquarters located at Avenida Presidente Juscelino Kubitschek, Nos. 2041 and 2235, Block A, in the city of São Paulo, state of São Paulo (www.santandercorretora.com.br — in this website click on “Ofertas Públicas — Petrobras”); (x) BB Investimentos, with its headquarters located at Rua Senador Dantas, No. 105, 36th floor, in the city of Rio de Janeiro, state of Rio de Janeiro (www.bb.com.br/ofertapublica — in this website click on “Petrobras” and then on “Leia Prospecto Preliminar”); (xi) BTG Pactual, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 9th floor, in the city of São Paulo, state of São Paulo (www.btgpactual.com.br — in this website click on “Área de Negócios”, then ”Investment Banking”, followed by “Mercado de Capitais”, “2010” and then click on “Prospecto Preliminar” under “Prospecto Preliminar da Oferta Pública de Distribuição Primária de Ações Ordinárias e Preferenciais de Emissão da Petrobras”); (xii) Crédit Agricole CIB, with its headquarters located at Alameda Itu, No. 852, 16th floor, in the city of São Paulo, state of São Paulo (www.ca-cib.com.br/ — in this website click on “Petrobras — Prospecto Preliminar de Emmisão de Ações”); (xiii) Credit Suisse, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3064, 12th, 13th and 14th floors, in the city of São Paulo, state of São Paulo (br.credit-suisse.com/ofertas; (xiv) Goldman Sachs, with its headquarters located at Avenida Presidente Juscelino Kubitschek, No. 510, 6th floor, in the city of São Paulo, state of São Paulo (www3.goldmansachs.com/worldwide/brazil/ipo/brazilian_offerings.html); (xv) HSBC, with its headquarters located at Avenida Brigadeiro Faria Lima No. 3064, 4th floor, in the city of São Paulo, state of São Paulo

(www.hsbc.br/1/2/portal/pt/para-sua-empresa/investimento/acoes/ofertas-publicas — in this website click on “Prospecto Preliminar — Petroleo Brasileiro S.A. Petrobras”); (xvi) J.P. Morgan, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 13th floor, in the city of São Paulo, state of São Paulo (www.jpmorgan.com/pages/jpmorgan/brazil/pt/business/prospectos/petrobras); (xvii) Société Générale, with its headquarters located at Avenida Paulista, No. 2300, 9th floor, in the city of São Paulo, state of São Paulo (ww2.sgcib.com/brazil/Capital_Markets.rha — in this website click on “Prospecto Petrobras”); (xviii) BES Investimento do Brasil S.A. — Banco de Investimento, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 6th floor, in the city of São Paulo, state of São Paulo (www.besinvestimento.com.br/emissoes); (xix) Deutsche Bank S.A. — Banco Alemão, with its headquarters at Avenida Brigadeiro Faria Lima, No. 3900, 13th and 14th floors, in the city of São Paulo, state of São Paulo (www.db.com/brazil/content/5030_ofertas.htm); (xx) Banco J Safra S.A., with its headquarters located at Avenida Paulista, No. 2150, in the city of São Paulo, state of São Paulo (www.safrabi.com.br — in this website click on “Petrobras Follow-On — Prospecto Preliminar – Setembro de 2010”); (xxi) Banco Votorantim S.A., with its headquarters located at Avenida das Nações Unidas, No. 14171, Tower A, 16th floor, in the city of São Paulo, state of São Paulo (www.bancovotorantim.com.br/ofertaspublicas — in this website, under the section Operações de Renda Variável, click on the link “Petróleo Brasileiro S.A. — “Petrobras” — Prospecto Preliminar de Emissão de Ações “Follow On””).

17.	This Reservation Request for Preferred Shareholder is irrevocable and binds the parties and their successors and assigns, except as described in Sections 3, 6, 7 and 8 above.

18.	The Shareholder represents that its participation in the Global Offering does not violate the laws in the jurisdiction in which the Shareholder is a resident and/or is domiciled, having verified and confirmed its eligibility to participate in the Global Offering.

19.	All the provisions in this Reservation Request for Preferred Shareholders will be applicable to any Priority Common Shares Balance Reservation Request that the Shareholder may present together with this Reservation Request for Preferred Shareholders and that indicates an interest in subscribing for the Priority Common Shares Balance. The following will also apply to this Reservation Request for Preferred Shareholders and the Priority Common Shares Balance Reservation Request: (i) the maximum investment amount (the “Amount of the Reservation”) as indicated by the Shareholder in item 24 of this Priority Preferred Shares Balance Reservation Request; and (ii) the liquidation option as indicated by the Shareholder in items 27-30 of this Priority Preferred Shares Balance Reservation Request.

20.	The parties elect the courts of the city of São Paulo, state of São Paulo, to resolve any disputes arising from this Reservation Request for Preferred Shareholders, and expressly renounce any other courts, despite of how privileged they may be.
And as agreed, the parties execute this Reservation Request for Preferred Shareholders by signing items 36 and 37 below, in 3 counterparts and in the presence of 2 witnesses, that sign on item 38 below.
36. I HEREBY DECLARE THAT I AGREE WITH THE CONTRACTUAL CLAUSES AND ADDITIONAL CONDITIONS SET FORTH IN THIS DOCUMENT AND THAT I HAVE RECEIVED A COPY OF THE PRELIMINARY PROSPECTUS: LOCATION DATE SHAREHOLDER OR LEGAL REPRESENTATIVE 37. STAMP AND SIGNATURE OF THE INSTITUTION PARTICIPATING IN THE BRAZILIAN OFFERING: LOCATION DATE INSTITUTION PARTICIPATING IN THE BRAZILIAN OFFERING Name: Position: 38. WITNESSES NAME: NAME: TAX PAYERS' REGISTRATION NUMBER: TAX PAYERS' REGISTRATION NUMBER:

ANNEX I
SUBSCRIPTION ORDER FOR THE PRIORITY SUBSCRIPTION
Petróleo Brasileiro S.A. — PETROBRAS
Brazilian Corporation
CNPJ/MF n° 33.000.167/0001-01
NIRE 33.300032061
Avenida República do Chile, n° 65, Centro
Rio de Janeiro — RJ

N.°

Subscription order (“Subscription Order”) in connection with the primary public offering of 2,174,073,900 common shares (“Common Shares”) and of 1,585,867,998 preferred shares (“Preferred Shares” and, together with the Common Shares, the “Shares”) issued by Petróleo Brasileiro S.A. — PETROBRAS (the “Company”), in nominal and book-entry form, with no par value, free and clear from any liens and encumbrances, including Shares in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts (“ADR”), free and clear from any liens and encumbrances, in the scope of a global offering in Brazil and a concurrent offering outside Brazil (the “Global Offering”), by means of a capital increase that, under the terms of the notice to the market published on September 3, 2010 in the newspapers responsible for the Company’s publications, respected the proportion between common and preferred shares issued by the Company (except in connection with the issuance of Additional Shares, Over-Allotment Shares, Additional ADSs and/or Over-Allotment ADSs), in accordance with the priority right of the Company’s shareholders to participate in the Company’s capital increase, under the terms of article 4, Section 5 of the Company’s bylaws and Article 172, I, of Law No. 6,404, dated December 15, 1976, as amended (the “Brazilian Corporate Law”). The Shares were offered (a) in Brazil (the “Brazilian Offering”), in the over-the-counter-market, under the terms of CVM Regulation No. 400, dated December 29, 2003 (“CVM Regulation 400”), after registration of the Brazilian Offering with the Comissão de Valores Mobiliários — CVM (“CVM”) (the “Brazilian Offering Shares”), by Banco Merrill Lynch de Investimentos S.A. (“BofA Merrill Lynch”), Banco Bradesco BBI S.A. (“Bradesco BBI” or “Leading Coordinator”), Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Citi”), Banco Itaú BBA S.A. (“Itaú BBA”), Banco Morgan Stanley S.A. (“Morgan Stanley”), Banco Santander (Brasil) S.A. (“Santander” and, together with BofA Merrill Lynch, the Leading Underwriter, Citi, Itaú BBA and Morgan Stanley, “Global Coordinators”), BB — Banco de Investimento S.A. (“BB Investimentos” or “Retail Offering Coordinator”), Banco BTG Pactual S.A. (“BTG Pactual”), Banco Crédit Agricole Brasil S.A. (“Crédit Agricole CIB”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), HSBC Bank Brasil S.A. — Banco Múltiplo (“HSBC”), Banco J.P. Morgan S.A. (“J.P. Morgan”), Banco Société Générale Brasil S.A. (“Société  Générale” and, together with BTG Pactual, Crédit Agricole CIB, Credit Suisse, Goldman Sachs, HSBC, J.P. Morgan, and the Retail Offering Coordinator, the “Joint Bookrunners”), and by certain financial institutions part of the securities distribution system and intermediary financial institutions authorized to operate by the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) that will participate exclusively in the placement of the Shares in the Brazilian Offering (“Co-Managers” and “Consortium Member”, respectively, and together with the Global Coordinators and the Retail Offering Coordinator, the “Institutions Participating in the Brazilian Offering”), and will be placed outside Brazil by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Bradesco Securities Inc., acting as placement agent for Bradesco BBI (“Bradesco Securities”), Citigroup Global Markets Inc. (“CGMI”), Itaú USA Securities, Inc. (“Itaú Securities”), Morgan Stanley & Co. Incorporated (“Morgan Stanley Inc.”), and Santander Investment Securities Inc. (“Santander Securities”, and, together with Bradesco Securities, Merrill Lynch, CGMI, Itaú Securities, and Morgan Stanley Inc., the “International Underwriters”); by BB Securities Limited and Banco do Brasil Securities LLC, acting as placement agents for BB Investimentos (together, “BB Securities”), BTG Pactual US Capital Corp. (“BTG”), Credit Agricole Securities (USA) Inc (“CAS-USA”), Credit Suisse Securities (USA) LLC (“Credit Suisse Securities”), Goldman, Sachs & Co. (“GS”), HSBC Securities (USA) Inc. (“HSBC Securities”), ICBC International Holdings Limited (“ICBC”), J.P. Morgan Securities LLC (“JPMS”), and SG Americas Securities, LLC. (“SGAS”, and, together with BB Securities, BTG, CAS-USA, Credit Suisse Securities, GS, HSBC Securities, ICBC and JPMS, the “International Placement Agents”) under the terms of the legislation in force in the country of domicile of each investor not resident in Brazil (“Foreign Investors”) that invests in Brazil under the investment mechanisms provided by Law No. 4,131, dated September 3, 1962, as amended (“Law 4,131”), or under the terms of the Conselho Monetário Nacional (“CMN”) Resolution No. 2,689, dated January 26, 2000, as amended (“Resolution 2,689”) and of the CVM Regulation No. 325, dated January 27, 2000, as amended (“CVM Regulation 325”); and simultaneously (b) outside Brazil (the “International Offering”), in the form of ADS represented by ADR (the

“International Offering Shares”, together with the Brazilian Offering Shares, the “Global Offering Shares”), by the International Underwriters and the International Placement Agents and with the participation of certain contracted institutions, in a registered offering under the terms of the Securities Act, in accordance with the laws in force in the country of domicile of each investor. Each ADS will represent two Preferred Shares or two Common Shares, as the case may be.
In the scope of the Global Offering, 1,739,259,091 Common Shares, corresponding to up to 80% of the Common Shares offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Common Shares”), and 1,268,694,377 Preferred Shares, corresponding to up to 80% of the Preferred Shares being offered in the Global Offering, excluding the Additional Shares and the Over-Allotment Shares (“Priority Preferred Shares”, and, together with Common Shares in the Priority Subscription, “Priority Shares”), were distributed on a priority basis to the Shareholders (as defined below) (“Priority Subscription”) that present the Reservation Request for Common Shareholders.
The placement of the Shares in Brazil was carried out in accordance with the Instrumento Particular de Contrato de Coordenação, Colocação e Garantia Firme de Liquidação de Ações Ordinárias e Ações Preferenciais de Emissão da Companhia, entered into among the Company, the Global Coordinators, the Retail Offering Coordinator and the BM&FBOVESPA, as mediating party (“Brazilian Underwriting Agreement”). The placement of the Shares, including Shares in the form of ADS, outside Brazil was carried out in accordance with the Underwriting and Agency Agreement, entered between the Company and the International Underwriters (“International Underwriting Agreement”).
The Global Offering was registered in Brazil with the CVM, under the terms of CVM Regulation 400, and in the United States with the Securities and Exchange Commission (“SEC”), under the terms of the Securities Act.
In the scope of the Global Offering, Common Shares and Preferred Shares, including Shares in the form of ADS, were distributed on a priority basis to the Shareholders, under the terms of the Priority Subscription described below.
Under the terms of the Intersyndicate Agreement entered into among the Global Coordinators, the Retail Offering Coordinator and the Global Underwriters of the International Offering, there may have been a reallocation of the Shares between the Brazilian Offering and the International Offering, based on the verified demand in Brazil and outside Brazil during the Global Offering.
The Brazilian Offering Shares were distributed in the over-the-counter-market, on a firm commitment basis on the settlement date, individually and not severally, except for the Shares subscribed by the Brazilian Government, by BNDES Participações S.A. — BNDESPAR and/or other entities related to the Brazilian Government, and by Mutual Privatization Funds (“FMP”) holding funds from account(s) related to the unemployment guarantee fund (“FGTS”) with the Caixa Econômica Federal (“CEF”). The firm commitment made exclusively by the Global Coordinators and by the Retail Offering Coordinator on the settlement date was granted under the terms of the Brazilian Underwriting Agreement. The Brazilian Offering Shares that were placed outside Brazil, except in the United States, by the International Underwriters together with the International Placement Agents to Foreign Investors were subscribed for and paid for in Brazil, in Brazilian reais, according to Article 19 § 4° of Law No. 6,385, dated December de 7, 1976, as amended.
The Global Offering, its terms and conditions were approved by the Board of Directors of the Company on a meeting held on September 1, 2010, which minutes were published in the Jornal do Commercio and the Valor Econômico on September 3, 2010, and in the Diário Oficial da União on September [•], 2010.
The common and preferred shares issued by the Company are listed at the BM&FBOVESPA, under the tickers “PETR3” and “PETR4”, respectively. The ISIN numbers for the common and preferred shares issued by the Company are “BRPETRACNOR9” and “BRPETRACNPR6”, respectively. The common and preferred shares issued by the Company are listed at the New York Stock Exchange (“NYSE”) in the form of ADS, under the tickers “PBR” and “PBRA”, respectively. The common and preferred shares issued by the Company are listed with the Bolsa de Valores de Madrid — Espanha, on the international market for Latin American securities — LATIBEX, under the tickers “XPBR” and “XPBRA”, respectively. The common and preferred shares issued by the Company are listed at the Bolsa de Comercio de Buenos Aires under the tickers “APBR” and “APBRA”, respectively. Banco do Brasil S.A. is the institution responsible for the book-entry of the shares issued by the Company. Banco Itaú S.A. is the institution responsible for the custody of the common and preferred shares issued by the Company and represented by ADR. JPMorgan Chase Bank, N.A. is the depositary institution for the ADS.

Except as expressly set forth in this Subscription Order, the terms in capital letters herein will have the same definition as set forth in the Preliminary Prospectus of the Global Offering (“Preliminary Prospectus”), made available to the Shareholder at the submission of the Reservation Request for Preferred Shareholder.
“By registering this Brazilian Offer, the CVM does not guarantee the veracity of the information presented and makes no judgment over the Company’s quality and of the Shares being distributed.”
SHAREHOLDER

1. Name/Corporate Name 2. Taxpayers Registration Number 3. Marital Status 4. Sex 5. Birth Date / Incorporation Date 6. Profession 7. Nationality 8. ID 9. Issued by 10. Address 11. N 12. Complement 13. Neighborhood 14. City 15. State 16. ZIP Code 17. E-mail 18. Telephone/Fax 19. Name of Legal Representative (if applicable) 20. ID 21. Issued by 22. Taxpayers' Registration Number 23. Telephone/Fax
SUBSCRIBED SHARES

24. Amount of Common Shares	25. Price per Common Share (R$)	26. Payable Amount (R$)
27. Amount of Preferred Shares	28. Price per Preferred Share (R$)	29. Payable Amount (R$)
30. Total Amount of Shares	31. Price per Share (R$)	32. Total Payable Amount (R$)

PAYMENT
33. [ ] Cash a. [ ] Wire Transfer (TED) b. [ ] Check c. [ ] Debit Bank Branch Account Number 34. [ ] LFT
RESTITUTION OF PAYMENT (DOES NOT APPLY TO ACCOUNT(S) RELATED TO THE FGTS WITH CEF)

35. Checking Account	Bank	Branch	Account Number

CONTRACTUAL CLAUSES
1.	Under the terms of this Subscription Order, the Company, herein represented by the Institution Participating in the Brazilian Offering identified on item 37 below, delivers to the Shareholder the number of Shares indicated in items 24 and/or 27 above. The total payment amount indicated in item 32 above is the result of the multiplication of the number of Shares described in items 24 and/or 27 by the respective Price per Share indicated in items 26 and/or 29 above.
2.	In the event of a Correction Notice (as defined in Section 7, § 2°, below), the Shareholder declares it understands its terms and conditions.
3.	The Common Shares entitle its holders the rights, advantages and restrictions set forth in the Company’s bylaws and in the Brazilian Corporate Law, including the right to vote at the shareholders meetings. Each Common Share corresponds to one vote. Additionally, Common Shares holders are entitled to additional benefits, such as distribution of dividends and any other earnings that are declared after the subscription to the Common Shares. Preferred Shares do not entitle its holders to vote. Preferred Shares entitle its holders to the distribution of dividends, in accordance with the following criteria: (a) priority in the distribution of dividends, at a minimum of 5% of the percentage of the Company’s capital stock represented by preferred shares, or 3% of the preferred shares net assets, whichever is higher; (b) the right to participate in the distribution of dividends, under the same terms and conditions as the common shares, after common shares holders receive the percentages above described. The Preferred Shares holders will be entitled to additional benefits, including the distribution of dividends and any other earnings declared after the subscription to the Preferred Shares.
4.	The price per Common Share (“Price per Common Share”) and the price per Preferred Share (“Price per Preferred Share” and, together with the Price Per Common Share, “Price per Share”) were determined after (i) the submission of the reservation requests; and (ii) the conclusion of procedures verifying investment demand, conducted in Brazil by the Global Coordinators under the terms of CVM Regulation 400, Articles 23, § 1°, and 44, and outside Brazil by the International Underwriters (“Bookbuilding Process”) was complete, considering (a) the trading price of the Common Shares and of the Preferred Shares at the BM&FBOVESPA, (b) the trading price of the ADS in the New York Stock Exchange (“NYSE”); and (c) the indications of interest, based on the investment demand (per volume and price), received from Institutional Investors during the Bookbuilding Process. The Price per Share was initially calculated in U.S. dollars and converted into Brazilian reais based on the exchange rate published by the BACEN through SISBACEN, at the date of execution of the Brazilian Underwriting Agreement.
Sole Paragraph. The Shareholder that participates in the Priority Subscription exclusively and the Non-Institutional Investor that participates in the Retail Offering will not be considered during the Bookbuilding Process and, thus, will not be considered in the determination of the Price per Share.
5.	The Shareholder had the option to pay for the Priority Subscription Shares in Brazilian reais and/or by means of LFT. The Shareholder that chose to pay for the Shares by means of LFT was required to make available, until 11am on the business day immediately before the Settlement Date, to the Institution Participating in the Brazilian Offering that held the LFT and that received the respective Reservation Request for Preferred Shareholder, the LFT corresponding to the total amount of the Priority Subscription Shares that such Shareholder will pay for in a custody account with such Institution Participating in the Brazilian Offering. Payment was accepted in Brazilian reais in the maximum amount corresponding to the sum of the unit price of the LFT Series, as set forth by the Criteria for LFT Valuation that was included in the Valuation Report delivered by the Independent Valuation Agent between the business day immediately before the Settlement Date and the Settlement Date. The settlement (i) for any amounts additional to the amounts above described, referring to the amount paid for the Shares, discounting the amount of the LFT delivered, and (ii) for the total amount for Shares subscribed for without considering the rules for payment with LFT described herein, were made in Brazilian reais.
6.	This Subscription Order is irrevocable, except for Sections 7 and 8 below, and it binds the parties and their successors and assigns. The terms of the Reservation Request for Preferred Shareholders are incorporated herein by reference.
7.	If there is a material change, occurring after the registration of the Global Offering that was unpredictable, given the conditions existing at the time of registration of the Global Offering, that results in a material increase in the risks borne by the Company and that are inherent to the Global Offering, the CVM may accept a Global Offering modification (“Modification”) or revocation (“Revocation”) request presented by the Company and by the Leading Coordinator. If a Modification is approved, the Global Offering may be postponed for up to 90 days.
First Paragraph. In the event the CVM accepts the Revocation of the Global Offering, this Subscription Offer will be automatically cancelled and any amounts paid or deposited by the Shareholders to the Institution Participating in the Brazilian Offering will be restituted, under the terms of item 35 above, free of interest and monetary correction, deducting, as the case may be, amounts related to levied taxes, in 3 business days from the notice to the market.
Second Paragraph. If the CVM accepts the Modification of the Global Offering, such modification will be immediately communicated by means of a notice published in the Diário Oficial da União, Jornal do Commercio and the Valor Econômico, the same newspapers in which the Notice to the Market and the Initial Notice will be published, according to CVM Regulation 400, Article 27 (the “Correction Notice”). After the publication of the Correction Notice, the Institution Participating in the Brazilian Offering will only execute this Subscription Offer if the Shareholder declares it understands the terms of the Correction Notice, as described in Section 2 above.
Third Paragraph. If this Subscription Order has been executed prior to the Modification of the Global Offering, the Shareholder will be informed about the modification and must, within 5 business days from the receipt of such information, revoke or confirm in writing its interest in the Shares. If the Shareholder does not communicate its intention during the period of 5 business days, its intention to subscribe for the Shares will be presumed. If the Shareholder revokes in writing its acceptance of the Global Offering, any amounts paid or deposited by the Shareholders to the Institution Participating in the Brazilian Offering will be restituted, under the terms of item 35 above, free of interest and monetary correction, deducting, as the case may be, amounts related to levied taxes, in 3 business days from the notice of revocation, as provided by CVM Regulation 400, Article 26.
8.	In order to assure that the Shareholders participate in the Global Offering, excluding the Over-Allotment Shares, the custody position of the Shareholders at the BM&FBOVESPA or at the depositary institutions of the shares issued by the Company were considered (a) as of the end of the day on September 10, 2010 (“First Record Date”); and (b) as of the end of the day on September 17, 2010 (“Second Record Date”). The presentation of the Reservation Request for Preferred Shareholder was mandatory (a) in the case of Non-Related Parties, during the period between, and including, September 13, 2010 and September 16, 2010 (“Reservation Period for Non-Related Parties”); and (ii) in the case of Related Parties between, and including, September 13, 2010 and September 14, 2010 (“Reservation Period for Related Parties”). The Shareholder had the option to present an additional reservation request (“Reservation Request for the Retail Offering” and, together with the Reservation Request for Preferred Shareholders, “Reservation Requests”) to participate in the Retail Offering by subscribing for Shares in an amount superior than the amount it would be entitled to subscribe for in the Priority Subscription.
First Paragraph. The subscription for Priority Shares was guaranteed for each Shareholder that presented this Reservation Request for Preferred Shareholders during the Reservation Period of the Priority Subscription, in the same proportion as the participation of the respective Shareholder, per class of share, in the total number of common and preferred shares consisting the total capital stock of the Company, rounding up to the next whole number of Shares (“Proportional Subscription Limit”).
Second Paragraph. After the allocation of the Priority Subscription Shares in accordance with the Proportional Subscription Limit, the remaining Priority Subscription Shares were allocated among the Shareholders, in two rounds, as described below:
I. Common Shares:
(i)	the Shareholders that exercised their priority right and that communicated, in the respective Reservation Request for Common Shareholder, their intention to subscribe for the remaining Common Shares (“Common Shares Remaining in the Priority Subscription”) assured their right to participate in the Common Shares remaining in the Priority Subscription, in an amount up to a limit proportional to its subscription for Priority Common Shares (“Participation in the Subscription of Priority Common Shares”);
(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription and the Common Shares Remaining in the Priority Subscription), the Shareholders that held title to common shares that communicated in the Reservation Request for Common Shareholders their intention to subscribe for the Common Shares Remaining in the Priority Subscription subscribed for the Common Shares remaining from the Common Shares Remaining in the Priority Subscription (“Common Shares Remaining from the Common Shares Remaining in the Priority Subscription”), so that the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription were entirely allocated among such Shareholders, respecting their respective participation in the subscription for Common Shares Remaining in the Priority Subscription, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remained or until no Common Shares remained;
(iii)	provided that there was a balance of Preferred Shares in the Priority Subscription after the allocation of the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription (as defined in item II below), such remaining Priority Common Shares (“Priority Preferred Shares Balance”) was allocated among the Shareholders that held title to common shares that exercised their priority rights in participating in the subscription for Common Shares Remaining in the Priority Subscription and Common Shares Remaining from the Common Shares Remaining in the Priority Subscription and that communicated, through completion of the respective Priority Preferred Shares Balance Reservation Request (in addition to the Reservation Request for Common Shareholders), their intention to subscribe for the Priority Preferred Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, and the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription); and
(iv)	as limited to the maximum investment amount indicated in the Reservation Request for Common Shareholders (less the amounts subscribed for in the Common Shares in the Priority Subscription, the Common Shares Remaining in the Priority Subscription, the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription, and the Priority Preferred Shares Balance), the Shareholders that held title to common shares that communicated in the Priority Preferred Shares Balance Reservation Request their intention to subscribe for the Priority Preferred Shares Balance subscribed for the balance of the Priority Preferred Shares Balance (“Balance of the Preferred Shares Balance”), so that the Balance of the Preferred Shares Balance was entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Preferred Shares Balance, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remained or until no Preferred Shares remained.
II. Preferred Shares:
(i)	the Shareholders that held title to preferred shares, that exercised their priority right and that communicated, in the respective Reservation Request for Preferred Shareholder, their intention to subscribe for the remaining Preferred Shares (“Preferred Shares Remaining in the Priority Subscription”) assured their right to participate in the Preferred Shares Remaining in the Priority Subscription, in an amount up to the limit proportional to its subscription for Priority Preferred Shares (“Participation in the Subscription of Priority Preferred Shares”);
(ii)	as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription and the Preferred Shares Remaining in the Priority Subscription), the Shareholders that held title to preferred shares that communicated in the Reservation Request for Preferred Shareholders their intention to subscribe for the Preferred Shares remaining from the Priority Subscription subscribed for the Preferred Shares remaining from the Preferred Shares Remaining in the Priority Subscription (“Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription”), so that the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription were entirely allocated among such Shareholders, respecting their respective participation in the subscription for Preferred Shares Remaining in the Priority Subscription, successively, until no subscription requests for Preferred Shares by shareholders of preferred shares in the Priority Subscription remained or until no Preferred Shares remained;
(iii)	provided that there was a balance of Common Shares in the Priority Subscription after the allocation of the Common Shares Remaining from the Common Shares Remaining in the Priority Subscription (as defined in item I above), such balance of Priority Common Shares (“Priority Common Shares Balance”) was allocated among the Shareholders that held title to preferred shares that exercised their priority right participating in the subscription for Preferred Shares Remaining in the Priority Subscription and Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription and that communicated, through the completion of the respective Priority Common Shares Balance Reservation Request (in addition to the Reservation Request for Preferred Shareholders), their intention to subscribe for the Priority Common Shares Balance, respecting the Shareholder’s proportion in the last round in the subscription for Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription, as limited to the maximum investment amount indicated in the Reservation Request for Preferred Shareholders (less the amounts subscribed for in the Preferred Shares in the Priority Subscription, the Preferred Shares Remaining in the Priority Subscription, and the Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription); and
(iv)	the Shareholders that held title to preferred shares, as communicated in the Reservation Request for Preferred Shareholder, subscribed for the balance of the Priority Common Shares Balance (“Balance of the Common Shares Balance”), so that the Balance of the Common Shares Balance was entirely allocated among such Shareholders, respecting their respective participation in the subscription for Priority Common Shares Balance, successively, until no subscription requests for Common Shares by shareholders of common shares in the Priority Subscription remained.
Third Paragraph. After the allocation of the balances above described, if Priority Subscription Shares still remained, such Priority Subscription Shares were allocated to the Retail Offering and the Institutional Offering, as the case may be.
Forth Paragraph. Respected the terms of the Notice to Shareholders, the Preliminary Prospectus, the Final Prospectus and the respective reservation requests, the Shareholder that chose to subscribe for Shares in an amount superior to its respective Proportional Subscription Limit: (a) participated in the Retail Offering, if it was a Non-Institutional Investor, in accordance with the conditions of the Retail Offering; or (b) participated in the Institutional Offering, if it was a Institutional Investor, in accordance with the conditions of the Institutional Offer.
9.	Banco do Brasil S.A., financial institution responsible for the book-entry of the Shares, is authorized to register the number of Shares which were the object of this Subscription Order and identified in items 24 and/or 27 above under the name of the Shareholder.
10.	This Subscription Order authorizes the transfer of the number of Shares object of this Subscription Order and identified in items 24 and/or 27 above by the BM&FBOVESPA, institution responsible for the custody of the Global Offering Shares, to a custody account with the BM&FBOVESPA under the name of the Shareholder.
Sole Paragraph. For the Shares custody services rendered by the BM&FBOVESPA, the Shareholders will pay the Institution Participating in the Brazilian Offering, and the Institution Participating in the Brazilian Offering will transfer to the BM&FBOVESPA, a monthly custody fee in the amount set forth in the Tabela de Contribuições e Emolumentos of the BM&FBOVESPA.
11.	The Shareholder declares that it understands that the Shares will be delivered until 4pm on the Settlement Date.
12.	At the receipt of the total amount indicated in item 32 above, in Brazilian reais and/or by means of LFT (as set forth by the Company’s General Shareholders’ Meeting held on August 12, 2010), the Institution Participating in the Brazilian Offering discharges the Shareholder from any payment obligations in the respective amount. Likewise, at the receipt of the number of Shares indicated in item 24 and/or 27 above, the Shareholder discharges the Institution Participating in the Brazilian Offering from any delivery obligations related to the respective Shares.
13.	The Shareholder declares it is familiar with the Preliminary Prospectus in its entirety, including of the conditions of the Global Offering, and of the means to obtain the Preliminary Prospectus, including electronically in the following websites: (i) CVM, located at Rua Sete de Setembro, No. 111, 5th floor, in the city of Rio de Janeiro, state of Rio de Janeiro, and in Rua Cincinato Braga, No. 340, 2nd, 3rd and 4th floors, in the city of São Paulo, state of São Paulo (www.cvm.gov.br — in this website, click on “Cias Abertas e Estrangeiras”, then “Prospectos de Distribuição Preliminares”, then in the item “Primárias”, “Ações” and access the link referring to “Petróleo Brasileiro S.A. — PETROBRAS”, then click on “Minuta do Prospecto Preliminar”); (ii) BM&FBOVESPA (www.bmfbovespa.com.br — in this website click on “Empresas Listadas”, then “PETROBRAS” -“Prospecto de Distribuição Pública”); (iii) Company, with its headquarters located at Avenida República do Chile, No. 65, in the city of Rio de Janeiro, state of Rio de Janeiro (www.petrobras.com.br/pt/investidores/ — in this website click “Informações Financeiras” and then “Prospectos”); (iv) BofA Merrill Lynch, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 18th floor, in the city of São Paulo, state of São Paulo (www.merrilllynch-brasil.com.br — in this website click “Petrobras”); (v) Bradesco BBI, located at Avenida Paulista, No. 1450, 8th floor, in the city of São Paulo, state of São Paulo (www.bradescobbi.com.br/ofertaspublicas — in this website click on “Ações”, then “Petrobras” and then “Prospecto Preliminar”); (vi) Citi, with its headquarters located at Avenida Paulista, No. 1111, 11th and 14th floors

(part) in the city of São Paulo, state of São Paulo (www.citibank.com.br — in this website click on “Prospectos de Operações” and then on “Prospecto Preliminar Petrobras”); (vii) Itaú BBA, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3400, 5th floor, in the city of São Paulo, state of São Paulo (www.itaubba.com.br/portugues/atividades/prospectos.asp — in this website click on “Petrobras” and then on “Prospecto Preliminar”); (viii) Morgan Stanley, located at Avenida Brigadeiro Faria Lima, No. 3600, 6th and 7th floors (part), in the city of São Paulo, state of São Paulo, (www.morganstanley.com.br/prospectos — in this website click on “Prospecto Preliminar” and then on “Petrobras”); (ix) Santander, with its headquarters located at Avenida Presidente Juscelino Kubitschek, Nos. 2041 and 2235, Block A, in the city of São Paulo, state of São Paulo (www.santandercorretora.com.br — in this website click on “Ofertas Públicas - Petrobras”); (x) BB Investimentos, with its headquarters located at Rua Senador Dantas, No. 105, 36th floor, in the city of Rio de Janeiro, state of Rio de Janeiro (www.bb.com.br/ofertapublica — in this website click on “Petrobras” and then on “Leia Prospecto Preliminar”); (xi) BTG Pactual, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 9th floor, in the city of São Paulo, state of São Paulo (www.btgpactual.com.br — in this website click on “Área de Negócios”, then ”Investment Banking”, followed by “Mercado de Capitais”, “2010” and then click on “Prospecto Preliminar” under “Prospecto Preliminar da Oferta Pública de Distribuição Primária de Ações Ordinárias e Preferenciais de Emissão da Petrobras”); (xii) Crédit Agricole CIB, with its headquarters located at Alameda Itu, No. 852, 16th floor, in the city of São Paulo, state of São Paulo (www.ca-cib.com.br/ — in this website click on “Petrobras - Prospecto Preliminar de Emmisão de Ações”); (xiii) Credit Suisse, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3064, 12th, 13th and 14th floors, in the city of São Paulo, state of São Paulo (br.credit-suisse.com/ofertas; (xiv) Goldman Sachs, with its headquarters located at Avenida Presidente Juscelino Kubitschek, No. 510, 6th floor, in the city of São Paulo, state of São Paulo (www3.goldmansachs.com/worldwide/brazil/ipo/brazilian_offerings.html); (xv) HSBC, with its headquarters located at Avenida Brigadeiro Faria Lima No. 3064, 4th floor, in the city of São Paulo, state of São Paulo (www.hsbc.br/1/2/portal/pt/para-sua-empresa/investimento/acoes/ofertas-publicas — in this website click on “Prospecto Preliminar — Petroleo Brasileiro S.A. Petrobras”); (xvi) J.P. Morgan, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 13th floor, in the city of São Paulo, state of São Paulo (www.jpmorgan.com/pages/jpmorgan/brazil/pt/business/prospectos/petrobras); (xvii) Société Générale, with its headquarters located at Avenida Paulista, No. 2300, 9th floor, in the city of São Paulo, state of São Paulo (ww2.sgcib.com/brazil/Capital_Markets.rha — in this website click on “Prospecto Petrobras”); (xviii) BES Investimento do Brasil S.A. — Banco de Investimento, with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3729, 6th floor, in the city of São Paulo, state of São Paulo (www.besinvestimento.com.br/emissoes); (xix) Deutsche Bank S.A. — Banco Alemão, with its headquarters at Avenida Brigadeiro Faria Lima, No. 3900, 13th and 14th floors, in the city of São Paulo, state of São Paulo (www.db.com/brazil/content/5030_ofertas.htm); (xx) Banco J Safra S.A., with its headquarters located at Avenida Paulista, No. 2150, in the city of São Paulo, state of São Paulo (www.safrabi.com.br — in this website click on “Petrobras Follow-On — Prospecto Preliminar - Setembro de 2010”); (xxi) Banco Votorantim S.A., with its headquarters located at Avenida das Nações Unidas, No. 14171, Tower A, 16th floor, in the city of São Paulo, state of São Paulo (www.bancovotorantim.com.br/ofertaspublicas — in this website, under the section Operações de Renda Variável, click on the link “Petróleo Brasileiro S.A. — “Petrobras” — Prospecto Preliminar de Emissão de Ações “Follow On””).
14.	This Subscription Order constituted the sole and integral understanding between the parties below, with respect to the object contained herein.
15.	The parties elect the courts of the city of São Paulo, state of São Paulo, to resolve any disputes arising from this Subscription Order.
And as agreed, the parties execute this Subscription Order by signing items 36 and 37 below, in 3 counterparts and in the presence of 2 witnesses, that sign on item 38 below.

36. Shareholder or Legal Representative Signature: The Shareholder declares that (i) it agrees with the contractual clauses and additional conditions set forth in the subscription order; and (ii) it has a copy of the Final Prospectus and has reviewed its contents, including the terms and conditions of the Offering. LOCATION DATE Shareholder or Legal Representative 37. Institution Participating in the Brazilian Offering Signature and Stamp: LOCATION DATE INSTITUTION PARTICIPATING IN THE BRAZILIAN OFFERING 38. WITNESSES NAME: NAME: TAX PAYER'S REGISTRATION NUMBER: TAX PAYER'S REGISTRATION NUMBER:

EXHIBIT C

REQUEST FOR RESERVATION OF COMMON SHARES FROM THE PRIORITY COMMON SHARES BALANCE
Petróleo Brasileiro S.A. — PETROBRAS
Brazilian Corporation
CNPJ/MF n° 33.000.167/0001-01
NIRE 33.300032061
Avenida República do Chile, n° 65, Centro
Rio de Janeiro — RJ
NOT APPLICABLE TO MUTUAL PRIVATIZATION FUNDS — UNEMPLOYMENT GUARANTEE FUND (FGTS)

Nº

SHAREHOLDER
RESERVATION AMOUNT OF SHARES FROM THE PRIORITY COMMON SHARES BALANCE

24. The Reservation Amount of Common Shares of this Reservation Request for the Priority Common Shares Balance will be determined by the amount indicated in item 24 of the Reservation Request for Preferred Shareholders, less the amount subscribed for in the Priority Preferred Shares.

25. [   ] My acceptance is subject to the maximum price per Common Share of R$

Or

26. [   ] My acceptance is not subject to a maximum price per Common Share.
MANDATORY DECLARATION

Priority Common Shares Balance and Balance of the Priority Common Shares Balance
27. [ ] By signing item 34 of the Reservation Request for Preferred Shareholders, the Shareholder indicates its intention to subscribe for Common Shares remaining after allocation of the Common Shares Remaining in the Priority Subscription and the Common Shares Remaining after the Common Shares Remaining in the Priority Subscription (“Priority Common Shares Balance”), respecting the Shareholder’s proportion in the last round in the subscription for Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription.
By signing item 27 above, the Shareholder indicates its intention to subscribe for the balance of the Priority Common Shares Balance (“Balance of the Common Shares Balance”), respecting the Shareholder’s proportion in the subscription for the Priority Common Shares Balance.

CONTRACTUAL CLAUSES
1.	This reservation request for common shares from the Priority Common Shares Balance may only be completed by current shareholders holding preferred shares issued by Petróleo Brasileiro S.A. — PETROBRAS (the “Company”) (“Reservation Request for the Priority Common Shares Balance”) that have also completed the Reservation Request for Preferred Shareholder and intend to subscribe for Common Shares from the Priority Common Shares Balance and the Balance of the Priority Common Shares Balance.
2.	In the event the Shareholder chooses to fix a maximum price per Common Share on item 25 of this Reservation Request for the Priority Common Shares Balance, as a condition for the effectiveness of this Reservation Request, and the Price per Common Share is fixed in an amount higher than the maximum price indicated by the Shareholder in item 25 above, this Reservation Request for the Priority Common Shares Balance will be automatically cancelled by the Institution Participating in the Brazilian Offering.
3.	All the provisions in the Reservation Request for Preferred Shareholders will be applicable to this Reservation Request for the Priority Common Shares Balance. The following will also apply to this Reservation Request for the Priority Common Shares Balance: (i) the maximum investment amount (the “Amount of the Reservation”) as indicated by the Shareholder in item 24 of the Reservation Request for Preferred Shareholders; and (ii) the liquidation option as indicated by the Shareholder in items 27 to 30 of the Reservation Request for Preferred Shareholder.

EXHIBIT D

REQUEST FOR RESERVATION OF PREFERRED SHARES FROM THE PRIORITY PREFERRED SHARES BALANCE
Petróleo Brasileiro S.A. — PETROBRAS
Brazilian Corporation
CNPJ/MF n° 33.000.167/0001-01
NIRE 33.300032061
Avenida República do Chile, n° 65, Centro
Rio de Janeiro — RJ
NOT APPLICABLE TO MUTUAL PRIVATIZATION FUNDS — UNEMPLOYMENT GUARANTEE FUND (FGTS)

Nº

SHAREHOLDER
RESERVATION AMOUNT OF SHARES FROM THE PRIORITY COMMON SHARES BALANCE

24. The Reservation Amount of Common Shares of this Reservation Request for the Priority Preferred Shares Balance will be determined by the amount indicated in item 24 of the Reservation Request for Common Shareholders, less the amount subscribed for in the Priority Common Shares.

25. [   ] My acceptance is subject to the maximum price per Preferred Share of R$

Or

26. [   ] My acceptance is not subject to a maximum price per Preferred Share.
MANDATORY DECLARATION

Priority Preferred Shares Balance and Balance of the Priority Preferred Shares Balance
27. [   ] By signing item 34 of the Reservation Request for Common Shareholders, the Shareholder indicates its intention to subscribe for Preferred Shares remaining after allocation of the Preferred Shares Remaining in the Priority Subscription and the Preferred Shares Remaining after the Preferred Shares Remaining in the Priority Subscription (“Priority Preferred Shares Balance”), respecting the Shareholder’s proportion in the last round in the subscription for Preferred Shares Remaining from the Preferred Shares Remaining in the Priority Subscription.
By signing item 27 above, the Shareholder indicates its intention to subscribe for the balance of the Priority Preferred Shares Balance (“Balance of the Preferred Shares Balance”), respecting the Shareholder’s proportion in the subscription for the Priority Preferred Shares Balance.

CONTRACTUAL CLAUSES
1.	This reservation request for common shares from the Priority Preferred Shares Balance may only be completed by current shareholders holding common shares issued by Petróleo Brasileiro S.A. — PETROBRAS (the “Company”) (“Reservation Request for the Priority Preferred Shares Balance”) that have also completed the Reservation Request for Common Shareholders and intend to subscribe for Preferred Shares from the Priority Preferred Shares Balance and the Balance of the Priority Preferred Shares Balance.
2.	In the event the Shareholder chooses to fix a maximum price per Preferred Share on item 25 of this Reservation Request for the Priority Preferred Shares Balance, as a condition for the effectiveness of this Reservation Request, and the Price per Preferred Share is fixed in an amount higher than the maximum price indicated by the Shareholder in item 25 above, this Reservation Request for the Priority Preferred Shares Balance will be automatically cancelled by the Institution Participating in the Brazilian Offering.
3.	All the provisions in the Reservation Request for Common Shareholders will be applicable to this Reservation Request for the Priority Preferred Shares Balance. The following will also apply to this Reservation Request for the Priority Preferred Shares Balance: (i) the maximum investment amount (the “Amount of the Reservation”) as indicated by the Shareholder in item 24 of the Reservation Request for Common Shareholders; and (ii) the liquidation option as indicated by the Shareholder in items 27 to 30 of the Reservation Request for Common Shareholders.